UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 To

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

ADVANCED GROWING SYSTEMS, INC.

(Name of Registrant as specified in its charter)

Nevada	20-4281128
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3050 Royal Boulevard South

Suite 135

Alpharetta GA 30022

(Address of principal executive offices)

Registrant’s telephone number, including area code: (678) 387-5061

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.001	Over-the-Counter Bulletin Board

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons. The Company does not meet the stated thresholds, and this filing of Form 10-SB is a voluntary filing.

This registration statement went effective 60 days after the initial filing of Form 10-SB and as such we are subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this Registration Statement to “Advanced Growing Systems, Inc.” the “Company,” “we,” “our” or “us” means Advanced Growing Systems, Inc.(“AGSI”), a Nevada corporation and/or its subsidiaries, Advanced Nurseries, Inc, a Georgia corporation and Organic Growing Systems, Inc., a Texas corporation. The principal place of business for Advanced Growing Systems, Inc., the parent company, is located at 3050 Royal Boulevard South, Suite 135, Alpharetta, GA 30022. Our telephone number is (678) 387-5061. Advanced Nurseries, Inc., an operating subsidiary is located at 755 Union Hill Road, Alpharetta, GA 30034. The telephone number is (678) 990-7792. Organic Growing Systems, Inc., also an operating subsidiary, is located at 3012 Farrell Road, Houston, TX 77073 and the telephone number is (713) 523-4396.

FORWARD LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

Item 1.	DESCRIPTION OF BUSINESS

This document describes important information about our Company and business All information that might be material to investors and is required pursuant to the item requirements of Form 10 is discussed within. You should read this entire document and the consolidated financial statements and related notes included carefully, including the “Risk Factors” section.

Risk Factors

This registration statement contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “plans,” “may,” “will,” “should,” or “anticipation” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Registration Statement. The following risk factors should be considered carefully in addition to the other information in this Registration Statement, before purchasing any of the Company’s securities.

General economic conditions could impact the economic condition of the Company.

General economic conditions including both the new home construction market and the resale market could materially impact the operating results of the company. Both the new home market and the commercial development market are a significant source of revenue for our customer base. Management believes higher interest rates and lack of financing liquidity for home and commercial developers make prospects for continued development and expansion limited and could materially affect our ability to implement our growth plans and could ultimately affect our ability to remain a going concern. Included in such economic conditions and market demands are the following factors:

•

Increased demand for organic fertilizer products in the United States could substantially increase the demand for our litter feedstock and the resulting price of the feedstock, reducing our profitability or increasing our losses.

•	Fluctuations in the demand for products or the introduction of similar products at a reduced cost could reduce the demand for our fertilizer product which could materially increase current losses.

•	Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations to suffer.

•

Operating hazards attendant to the operating of the fertilizer facility, including the substantial risk from open industrial machines (conveyors, mills, dryers, bagging equipment) and from industrial equipment (forklifts, semi trucks). These hazards could result in the injury and/or death of the operator and could pose substantial financial hardship to the Company.

•

Climatic conditions such as prolonged periods of extreme cold, extreme heat, drought or prolonged periods of rain could negatively affect our ability to sell product. These affects could cause our plans to be diverted and results could be significant additional losses.

Our ability to generate revenue or obtain outside financing can adversely impact our profitability

Our ability to generate sufficient cash flows to operate or the inability of our contractor customers to pay in a timely manner would have material adverse affects on our business and our operating results.

Our business plan requires achieving certain milestones and the failure to reach such milestones may potentially reduce our profitability and may lead to additional losses, which could be significant.

Availability of capital or other financing to add additional facilities may be too costly to pursue. There is no assurance we will be successful in raising additional capital or achieving profitable operations. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. These actions will result in dilution of the ownership interests of existing shareholders and may further dilute the common stock book value. This dilution may be material.

We expect intense competition in our industry.

The organic fertilizer business is highly competitive with many companies having access to the same market. Many of our competitors are large, diversified companies with significant expertise and contacts. Many of these competitors have greater name recognition, greater financial and other resources, more significant research and development staffs, marketing and distribution programs and facilities, and longer operating histories than we have, and these competitors can be expected to compete within the business in which we engage and intend to engage. These other companies have significant resources to begin the production of poultry-based organic fertilizer if they choose to do so. Prolonged production and sales at reduced costs could materially affect our ability to reach profitability and could worsen our current losses. We cannot be assured that we will succeed in the face of strong competition from other companies or that we will have the necessary resources to be competitive and to achieve a profitable position in the marketplace. If we are unable to compete effectively, our results of operations and financial condition would be adversely affected and such affects could be significant.

The production and sales of our products could be decreased as a result of environmental compliance requirements.

Given the nature of our business, we face environmental risks from the use of animal fecal matter or a reduction in available raw material due to animal disease. In any event, the increased costs of maintaining an environmentally safe product could have a material adverse effect on our operations and financial condition.

Our products and services are subject to regulations with which compliance is costly and which expose us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products and services in a cost-effective manner or at all, which could adversely affect our business and results of operations.

Regulatory developments dealing with the application of pelletized fertilizer could negatively impact future revenue and could be imposed on both a regional and national level. Availability and cost of materials and equipment could limit the ability to build additional facilities or add additional production capacity. The regulatory process requires significant time, effort and expenditures and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products. Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	delaying the introduction of our new products into the market;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, our business, prospects, financial condition or results of operations could be adversely affected.

We depend heavily on key personnel and retaining a skilled labor force.

Our performance is substantially dependent on the performance of our Chairman and Chief Executive Officer, Chris J. Nichols and other key employees. Although none of these employees has indicated that he intends to leave the Company, the loss of the services of any of these employees could have a material adverse effect on the business, operating results and financial condition of the Company. In addition, our ability to find and retain knowledgeable personnel is critical to future growth. Management believes that our expansion is dependent on a highly skilled sales force. Our ability to attract qualified personnel could materially negatively affect our operations and our prospects for profitability. We do not currently carry key-man life insurance on any of our officers or managers.

Because we have experienced operating losses since inception, it is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations.

We suffered net losses since our inception, specifically a net loss of $833,937 for the period from inception to September 30, 2006 and a net operating loss of $1,693,122 for the nine months ended June 30, 2007. These losses are the result of an inadequate revenue stream to compensate for our operating and overhead costs. We expect losses to continue for the foreseeable future. The size of these losses will depend in part on any future location expansions and the rate of increase in our expenses as a result of our expansion. Several factors, including consumer acceptance, competitive factors and our ability to successfully develop and market our products, make it impossible to predict when or whether we will generate significant revenues or attain profitability. Consequently, we may never achieve significant revenues or profitability and, even if we do, we may not sustain or increase profitability on a quarterly or an annual basis in the future. Our ability to continue in business could be jeopardized if we are not able to achieve positive cash flow or profitability or if we are not able to obtain any necessary financing in the future on satisfactory terms.

We may be unable to meet our future capital requirements.

Based on our current operating plan, we anticipate that we will need additional capital in the near future. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our future expansion, develop or enhance our products or services or respond to competitive pressures. In that event, shareholders could lose their entire investment. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current shareholders will be diluted.

We may never pay any dividends to our shareholders.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Additionally we may never have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because we are quoted on the Pink Sheets instead of an exchange or national quotation system, our investors may have a tougher time selling their stock or experience negative volatility on the market price of our stock.

Our common stock is traded on the Pink Sheets. The Pink Sheets are often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the Pink Sheets as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur may have a negative effect on the market price for our securities. Accordingly, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common stock improves.

We will be subject to blue sky considerations.

Because our securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future, should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and of purchasers to buy our securities. Accordingly, investors should consider the secondary market for the Company’s securities to be a limited one.

Our common stock may be considered “a penny stock” and may be difficult for you to sell

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock has been for all of its trading history less than $5.00 per share, and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to buy or sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded over the counter OTC on the Pink Sheets, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Failure to achieve and maintain effective internal controls in accordance with section 404 of the Sarbanes-Oxley act of 2002 could have a material adverse effect on our business and operating results.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures. If we are unable to comply with these requirements of the Sarbanes-Oxley Act, we may not be able to obtain the applicable opinions or attestation report from our independent registered public accounting firm that the Sarbanes-Oxley Act requires publicly & traded companies to obtain.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and current SEC regulations, we will be required to prepare assessments regarding internal controls over financial reporting and beginning with our annual report on Form 10-KSB for our fiscal year ending September 30, 2008 furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general, administrative and professional expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management team is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. There also can be no assurance that our independent registered public accounting firm will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ additional qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be assured that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual attestation reports from our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Investors could be diluted from the issuance of additional common stock and conversion of current and possible future preferred stock.

Our future capital requirements will depend on many factors, including industry and market conditions, our ability to successfully implement our new branding and marketing initiative and expansion of our production capabilities. We anticipate that we may need to raise additional funds in order to grow our business and implement our business strategies. We anticipate that any such additional funds would be raised through equity or debt financings. In addition, we may enter into a revolving credit facility or a term loan facility with one or more syndicates of lenders. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Even if we are able to raise capital through equity or debt financings, as to which there can be no assurance, the interest of existing shareholders in our Company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely affect the holdings or rights of our existing shareholders. If we cannot obtain adequate capital, we may not be able to fully implement our business strategies, and our business, results of operations and financial condition would be adversely affected. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, we have and will continue to raise additional capital through private placements or registered offerings, in which broker-dealers will be engaged. The activities of such broker-dealers are highly regulated and we cannot assure that the activities of such broker-dealers will not violate relevant regulations and generate liabilities despite our expectation otherwise.

As of September 30, 2007 the Company had 23,264,270 shares of common stock outstanding and 7,788,115 shares of preferred stock outstanding. The Company is authorized to issue up to 500,000,000 shares of common stock and 50,000,000 shares of preferred stock. To the extent of such authorization, the Company’s board of directors will have the ability, without seeking shareholder approval, to issue additional shares of common stock or preferred stock in the future for such consideration as the board may consider sufficient. The issuance of additional common stock or preferred stock in the future may reduce existing shareholders proportionate ownership and voting power. To finance expansion, the Company has issued 7,788,115 shares of preferred stock convertible into common stock at a rate of 1 share for 1 share. The preferred stock issued also includes the conversion of a convertible promissory note in the principal amount of $205,300 and the related accrued interest. Additionally 11,025,000 warrants were issued at $0.80 per share, 3,880,300 warrants at $1.00 per share, 3,675,000 at $1.10 per share and 3,675,000 at $1.30 per share. The exercise of these warrants at each level will dilute the existing shareholders and possibly create significant difficulty in achieving an increased share price.

The Company has outstanding convertible promissory notes that if in lieu of conversion, the note holders request cash, management believes payments will materially negatively affect the plans for expansion and could significantly increase losses.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of all other stockholders.

The Company’s management controls approximately 30.49% of its current outstanding shares of common stock. They could potentially be able to exert significant control over our non-employee Board of Director members and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. See “Principal Stockholders” for information about the ownership of common stock by our executive officers, directors and principal stockholders.

Any of the factors listed above and contained in this Form 10-SB could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us on our behalf. We cannot assure you that our future results will meet our expectations.

Business Development

AGWS was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, AGWS was merged into Non-Lethal Weapons, Inc., a California company trading its shares of common stock on the “pink sheets.” NLW was originally incorporated in California on February 28, 1983 under the name of Western Micro Distributors, Inc. On October 25, 1989 WMD merged with P.C. Craft, Inc., a Delaware corporation with WMD as the survivor corporation. WMD then changed its name to PCC Group, Inc. On July 25, 2005 the name of PCC was changed to Non-Lethal Weapons, Inc. Following the merger of AGWS into NLW, we changed our name to Advanced Growing Systems, Inc. and changed the state of domicile from California to Nevada. Our operating subsidiaries include Advanced Nurseries, Inc., a Georgia Corporation incorporated on February 10, 2006 and Organic Growing Systems, Inc., incorporated on January 19, 2006 in the State of Texas. Our fiscal year ends September 30th of each year. We have not filed for any bankruptcy, receivership or similar proceeding. Since inception, we have not been subject to the reporting requirements of the Exchange Act, as amended. As such, we have not filed any filings with the Securities and Exchange Commission, however, by this filing we intend to become fully reporting.

NLW was a non-operating company prior to the merger with Advanced Growing Systems, Inc. To the best knowledge of management none of the predecessor companies that were merged into NLW were operating companies. The merger into NLW was viewed by management as a way to take the Company public through an existing “Pink Sheet” trading, or inactive, company. As a public company management felt that the Company could more easily attract investors, additional funding for expansion and provide for a return on investment for all investors. NLW was acquired in a transaction with independent third parties, and as such, qualifies as an arms-length transaction.

AGWS is the parent company of OGSI (an Organic fertilizer manufacturer) www.organicgrowingsystems.com and ANI (a wholesale group of commercial nurseries located in the Southeastern US) www.advancednurseries.com. The original officers of OGSI were Martin Reiner and Lon Musgrove. They brought to the organic fertilizer subsidiary the formulas that are used in the production of OGSI’s organic fertilizer. ANI provides direct distribution channels for OGSI through their nursery locations.

Principal Products and Services

AGWS is the parent company of ANI and OGSI. AGWS’s common stock currently trades on the “pink sheets” under the symbol AGWS.PK. AGWS provides executive management, accounting, sales and marketing support for its two subsidiary companies. The employees of AGWS and its consultants include Chris Nichols, the Chief Executive Officer and Lyle Mortensen, Chief Financial Officer that provide the leadership not only for AGWS, but they also provide direction for the sales efforts and financial management for the subsidiaries. Mr. Nichols provides the sales and day-to-day operations direction, and Lyle Mortensen is responsible for the accounting functions of not only the parent company but he oversees the accounting for the subsidiaries.

ANI is a wholesale plant, tree and shrubbery distributor focused on the professional/commercial landscape contractor in the Southeastern United States. ANI has three locations in the Northern GA area: 755 Union Hill Road, Alpharetta; 8270 Highway 53, Braselton; and 661 South Cobb Drive, Marietta. ANI allows for vertical integration with OGSI through their distribution channels and similar end-user base. ANI buys plant material throughout the southeast directly from specialty growers. Major suppliers of nursery stock for ANI are Monrovia Growers, Windmill Nurseries, Leo Gentry, Southeastern Growers, Green Leaf Nurseries and Mountain Valley Growers. Availability is good from all suppliers. These relationships provide a direct opportunity for OGSI fertilizer sales in the spring and fall planting seasons. ANI sells directly to the commercial landscape contractors and to retail nurseries. Both the contractors, bought through commercial channels for direct end use, and the retailers, buying for retail sales to the homeowner, provide OGSI with fertilizer sales opportunities. ANI also sells the OGSI fertilizer products from each nursery location.

OGSI is a fertilizer manufacturer that utilizes chemistry to enhance the way Nitrogen is delivered to any plant through a base poultry litter (chicken fecal matter), organically. Our process utilizes a food-grade chemistry (sterile, ingestible, organic and non-hazardous) to produce a licensed organic fertilizer. The nitrogen is available not only in the fecal matter but also in the protein in the added feather meal. The heat process utilized changes the manure’s soluble form of nitrogen to an insoluble form. The principal suppliers of raw materials in the manufacturing process are Ampro Products, Inc. and C.S. Hoskins. Availability of the chicken fecal matter and other raw materials are readily available for use in the production process. Approximately 50 % of the sales of OGSI are generated from one particular vendor, Harris County Flood Control District. Additional customers are being added to the customer base so that the Company is not dependent on one particular customer. The Company is upgrading equipment and on-site management monitors the quality of raw materials purchased, the proper drying and the quality of the end product at the time of packaging the fertilizer.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths:

•

We have developed a large customer base of over 500 active contractors buying from all combined locations. The Company started operating on February 2, 2006 and generated a loss of $833,937 during the first eight months of operations. Our total number of customers is substantially lower than our largest competitors including John Deere Landscapes and Skinner Wholesale Nurseries.

•

We currently own a manufacturing facility (acquired in March 2007 with $500,000 cash; 600,000 shares of restricted stock; and $10,000 paid monthly for five (5) years) for the organic fertilizer products and have increased capacity from 2 to 4 tons per hour.

Our Growth Strategies

OGSI management plans on allocating $224,000 to a second pellet mill, dryer/cooler and hammer mill to further increase capacity and increase run times. Current production costs run approximately $140 per ton and can possibly be brought down to sub-$125 per ton with increased conveyor speed and reduced drying times. Management believes that fixed production costs such as gas and electricity will be brought down on a per-ton-produced basis as the speed and productivity of the existing equipment are increased. Cash to implement these plans will be drawn from an institutional round of financing utilizing preferred stock and additional warrants. Management began these changes to the plant in 2007 and plans to have them completed before the end of June 2008. The financing for the plant changes may further dilute existing shareholders and will not in any way guarantee increased future sales or profitability.

ANI management located a prospective 4th location and signed a Letter of Intent effective October 5, 2007, to lease 6.31 acres in McDonough, GA (30 miles south of Atlanta). Execution of the completed contract is dependent on receipt of proper zoning and permitting, at which time the Company will commence improvements, with an anticipated grand opening date of March 1, 2008. This location will begin selling wholesale nursery goods at that time. The minimum approximate cost to develop this site, based upon historical data from the other three nurseries, is $250,000. Management also located a prospective 5th location and signed a Letter of Intent effective October 10, 2007, to lease 11 usable acres in Pineville, NC (a suburb of Charlotte). Execution of the completed contract again is dependent on proper financing, zoning and permitting. Zoning for this location is under a Pineville build-out moratorium that will push the scheduled grand opening to April 1, 2008, at which time this site will begin selling wholesale nursery goods. The minimum approximate cost to develop this site, based upon historical data from the other three nurseries, is $200,000. This site is less to develop because it requires less site work. Funds to implement plans will be drawn from an institutional round of financing utilizing preferred stock and additional warrants. Financing for the nursery additions may further dilute existing shareholders and will not in any way guarantee increased future sales or profitability.

The Company plans to host multiple industry conferences such as the Southern Nursery Association in August of each year and to interact directly with the contractor end user base. Management plans to further utilize direct mail and telemarketing campaigns to reach additional customers. The Company plans to utilize monthly and electronic newsletters to reach additional customers and to utilize local, regional and national tradeshows to garner new customers and build product awareness for both its fertilizer products and wholesale nursery goods. Management will utilize the current OGSI website to enhance the marketing and awareness of its product, through organic and green industry directories, links and search engines. Additional salespeople capable of locating and closing potential customers will be added as needed. These salespeople will utilize regular mail, telephone, email and direct personal contact with prospective customers to further develop the Company’s customer base. The Company plans to increase its distribution abilities by adding local and regional distributors who will purchase its fertilizer products and resell to their customer base. All sales and marketing activities will be financed with current cash flow and/or capital raises through the sales of common or preferred securities. Full implementation of the sales and marketing plan is expected by July 31, 2008 at an approximate cost of $150,000. Marketing activities could further dilute existing shareholders and do not guarantee increased sales and may add to current losses.

The Nursery division plans to expand its existing nurseries and develop additional locations in 2008 and 2009. Management intends to acquire plant and tree farms to increase inventory control and possibly increase delivered gross profit margins. The Company plans to expand into additional markets within the United States and where possible into international markets with topsoil depletion issues and water pollution problems. Management plans to utilize capital raised through the sales of Company common stock and/or preferred stock to add locations, purchase plant and tree farms and expand geographically. With these financing tools the expansion will further dilute shareholders and will not guarantee increased future sales or profitability.

Targeted Markets

Advanced Nurseries, Inc.

Nationally, only a few years ago, there were relatively few landscape contracting companies doing an annual gross sales volume in excess of $5 million. These numbers have increased more than five-fold. There are at least a dozen companies now doing close to $100 million in gross revenue annually. One company does in excess of $750 million,” and another is reaching the $500 million annual mark. The $50 million to $80 million annual volume niche is also swelling. (Status Report: Irrigation and Green Industry Outlook 2006) Another area of growth is new start-ups. A survey, as quoted in the previously cited Status Report, in Lawn and Landscape Magazine was taken indicating that “there are approximately 13,000 start-ups each year. At least fifty percent of these don’t survive the third year. The net result is that we gain approximately 6,000 new companies annually nationwide.”

The total market includes landscape construction/build, landscape maintenance, irrigation installation and repairs, landscape lighting, water features, power equipment, nursery supplies, fertilizer, chemicals, etc.

Organic Growing Systems, Inc.

The United States fertilizer market is comprised almost exclusively of synthetic chemistry. The Organic fertilizer approach is at odds with most of the $35 billion lawn-and garden-care industry(Wall Street Journal, April 15, 2006). Also as quoted in the same Wall Street Journal article “ A recent survey from the National Gardening Association and Organic Gardening magazine found that, while only 5% of U.S. households now use all-organic methods in their yards, some 21% said they would definitely or probably do so in the future”.

PRODUCT APPLICATIONS

Home, Lawn & Garden

•	Safe around children and pets

•	One product for all fertilizer needs

•	No run-off into waterways and lakes

•	Non-burning

•	Greener, healthier lawns and plants

•	Tastier fruits

•	Less frequent application than synthetics

•	Quick growth

•	Less watering required

We believe that our organic fertilizer is ideal for lawns on which children are playing. Once applied and watered in, there is no residual odor. Children, as well as adults, are not exposed to toxic chemicals and heavy metals commonly found in synthetic fertilizers. TOP Organic Fertilizer (our flagship product, described further below) goes to work immediately fostering a microbial bloom that releases nutrition to the plants. One cannot over-apply the fertilizer and thus the risk of burning plant roots is eliminated.

Turf Growers and Sports Facilities

•	Quick greenout and slow-release

•	No dormancy

•	Environmentally sound - non-leaching

•	Easy and less frequent application

•	Less water required

•	Non-toxic, non-burning

•	Ideal for golf courses, polo fields, athletic fields, campuses

With proper nutrition, grass will grow faster, be greener, use less water, eliminate nuisance weeds and not leach into the nearby waterways and lakes.

Our poultry litter-based fertilizer is treated with organic chemistry to remove all dangers of burning, reduce the odor and change the nitrogen from soluble to insoluble. Using TOP Organic Fertilizer allows turf growers to increase their productivity by growing out fields in less time with reduced water requirements and application costs.

Sport facilities, such as golf courses, polo fields and football fields are strong target markets. New sod can be placed directly on top of the fertilizer, as it cannot burn.

Landscape maintenance lends itself perfectly to TOP Organic Fertilizer. TOP Organic Fertilizer can be easily applied to existing lawns by top dressing.

Competition

Advanced Nurseries, Inc.

ANI has positioned its operations in the heart of the Southeastern United States, located in Atlanta, Georgia. We are in direct competition with well-established local brands such as John Deere Landscapes, Skinner Wholesale Nurseries, Pike Wholesale Nurseries and Shemin Nurseries.

Organic Growing Systems, Inc.

Our indirect competition is massive and well established, specifically the Synthetic Chemical Fertilizer Industry which includes ADM, Scott/Miracle Grow and Potash which all trade on the New York Stock Exchange. Our direct competition is much smaller and regionally focused and includes products from ERTH Products, Agrirecycle and Cockdoodle DOO.

Patents, Trademarks, Licenses, Franchises, Royalty Agreements

Our flagship product is our TOP Organic Fertilizer, a product licensed in each state by the respective State Agriculture Department. This product utilizes several proprietary processes in its manufacture. Its “value-added” character is achieved by our organic chemical manufacturing process. This process utilizes Chitosan as a pellet binder and nutrient source, yucca extract to minimize odor and feather meal as a source of protein and slow-release Nitrogen. The Chitosan and yucca are delivered in a liquid form and added throughout the process. This method takes most of the (N) nitrogen indigenous to raw poultry litter and controls it, by making the (N) nitrogen water insoluble. The resulting fertilizer is sterile and replete with micro-nutrition: Iron, Sulfur, Calcium, Magnesium, Manganese, Phosphorus, Copper, Sodium, and Chloride. These are essentially all the elements necessary to provide plant health.

The factory in Monticello, Mississippi, is designed to process raw poultry litter and convert it into fertilizer. The process is as follows:

Raw poultry litter is placed in a mixer where for ten minutes it is mixed with an organic plant extract and feather meal.

The treated litter is conveyed to a hammer mill where it is further pulverized.

By conveyor it is moved to a pellet mill where the mixture is formed into pellets.

By conveyor the pellets are moved to a dryer/cooler operation

The final step is to either collect the pellets in large one-ton totes or move the pellets to a bagging line where they are packaged in 40-pound bags for sale.

The one-ton totes are either sold as “bulk” fertilizer or used for storage and movement to the bagging line.

This package of “insoluble” (N) nitrogen and elemental micro-nutrition grows “any plant in any kind of soil.” We believe that it is the perfect combination of energy fabricated into a solid pellet of dense carbon that replenishes the soil food web so that plant health is optimized. We deliver energy to the soil and by doing so we “feed the soil and the soil feeds the plant.” The amount of water used decreases by 2/3 the amount used with synthetic fertilizers as it is not necessary to wash away excess (N) nitrogen to protect the plant from chemical burn.

The process of changing Nitrogen from soluble to insoluble, the addition of high levels of micro-nutrition and the application of specialized extracts to eliminate significant levels of very unpleasant odors are all closely-held trade secrets of the Company.

Employees

We currently employ approximately 54 full-time employees in Georgia, Texas and Mississippi. We have 4 employees in senior management at the parent level. We have 16 employees in sales positions, 6 employees in branch management positions, 24 employees in yard/mill/delivery positions, 1 employee in marketing and 3 employees in accounting. We have employment agreements with key employees. None of our employees are covered by a collective bargaining agreement, and we believe our employee relations are good.

Regulatory Mandates

Currently all products and/or licenses are secured prior to shipments of inventory items, as a variety of states have specific applications and licenses that need to be obtained before any fertilizer product can be shipped. Typical costs associated with each State’s licensing and permitting are less than $500 per State.

If government approval of the manufacturing facility or other environmental requirements are deemed necessary, the Company will take the required steps. At the present time the Company has received assurances that the organic fertilizer facility acquired in March of 2007 is environmentally safe and all applicable permits and licenses are in good order. (Tests conducted by Environmental Management Services, Inc. in Mississippi, which is a third-party agency hired to conduct soil analysis to determine the preexistence of hazardous chemicals and/or materials).

Reports to Security Holders

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov). We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this Registration Statement. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Registration Statement should be read as applying to all related forward-looking statements wherever they appear in this Registration Statement. Our actual results could differ materially from those anticipated in the forward-looking statements.

Plan of Operations

ANI presently consists of three commercial distribution sites with a fourth and fifth site located and in current negotiations. All three existing sites have experienced growth. Management believes that Company staff will continue to build upon its reputation of good customer service and a quality product. The Braselton location began formal operations January 1, 2007 and generated $2,065,000 in revenue (unaudited -subject to adjustment upon completion of the definitive audited financial statements) for the fiscal year ended September 30, 2007. The Marietta location began formal operations on April 1, 2007 and generated $1,014,000 in revenue (unaudited -subject to adjustment upon completion of the definitive audited financial statements) for the fiscal year ended September 30, 2007. The Alpharetta location, in its second year of operations, generated $7,840,000 in revenue (unaudited -subject to adjustment upon completion of the definitive audited financial statements) for the fiscal year ended September 30, 2007. The Company’s business plan includes a proposed fourth location in McDonough, GA, which management contends will further its exposure in the Atlanta market by giving it a much-needed presence on the “Southside” of Atlanta. Upon completion of this new location, ANI will then have nurseries in all four geographical quadrants of the metro Atlanta area. A tentative fifth location planned for Charlotte, NC will expand the geographical presence of ANI outside metro Atlanta. Management anticipates, but cannot guarantee, continued growth at all locations. Plans for the second quarter of fiscal 2008 include expansion into both Charlotte, NC and McDonough, GA. Both sites are to be implemented given adequate funding and sourcing of personnel. The Company continues to look at other geographic areas dependent upon experienced staff and suitable locations.

Liquidity and Capital Resources

At June 30, 2007, we had total current assets of approximately $4,492,900, consisting primarily of cash, accounts receivable, and inventories. Current liabilities of approximately $5,247,350, consisting primarily of accounts payable, accrued expenses, term and convertible notes payable, and a working capital line-of-credit. The Company has accumulated a net loss from inception through June 30, 2007 of approximately $2,527,992. Owners’ equity at June 30, 2007 was approximately $1,098,474. The Company has recorded gross revenues of in excess of $8,000,000 for the nine months ended June 30, 2007.

Convertible notes payable in excess of $800,000 have been converted from debt into either common stock or preferred stock in the Company as of December 27, 2007.

The Company acquired a manufacturing facility in Monticello, Mississippi for production of its organic fertilizer products. This facility was recorded with a cost basis of $1,182,221 and there is no outstanding liability against these assets. The Company plans to secure a loan against this facility in order to assist in the financing of the expansion of both the organic fertilizer division and the commercial nursery division as outlined in the section above titled “Our Growth Strategies”.

The future expansion of the Company may depend on the securing of loans and or additional equity placement to finance these activities. Management anticipates, but cannot guarantee that it will be successful in the securing of loans and additional equity in the Company.

OGSI , currently consisting of our plant in Monticello, MS and our original distribution points in Houston, TX and Alpharetta, GA, has also expanded distribution to Florida, California and Colorado. OGSI management has made improvements to our plant in Mississippi, including but not limited to: remodeling of our office and laboratory, replacement of hammer and pellet mills, multiple conveyors, hiring additional staff in order to increase our production capabilities to over 30 tons per day, as well as replacing dies, chains, and all wear-and-tear components. We have also implemented new maintenance policies in order to prevent unnecessary repair and replacement costs. Our final capital improvement planned for this year will be to replace our dryer with one that will better suit our production capabilities. We are currently seeking qualified sales personnel throughout the Southeast to expand our reach into new markets. Our current sales staff has many test plots out and are in negotiations with additional distributors. As a traditional seasonal industry, with the bulk of sales in the spring and fall, we expect but cannot be assured of increased revenue in fall Q3.

For additional short-term financing, on December 20, 2006, the Company entered into an agreement to borrow additional funds for working capital purposes from a private investment banking firm in the amount of $750,000. The note calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

Upon the authorization by the Company’s shareholders and Board of Directors of a class of preferred stock with the rights and features substantially equivalent to this note, the note shall be automatically converted to the new class of preferred stock by the Company’s Board of Directors and the issuance of such preferred stock. The authorization to convert is pending Board of Directors approval.

The lender has the right to convert all or a portion of this note to common shares of the Company at $0.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share. Our management anticipates utilizing the total amount committed under the promissory note to complete the expansion of the nurseries, and for working capital needs. Some of the funds were used for the acquisition of the fertilizer plant in Mississippi in March 2007. As of September 30, 2007, the Company had received $205,300 of proceeds from this note.

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights, preferences and designations of the preferred stock are to be determined by the Board of Directors of the Company. Effective March 9, April 13, May 4, September 14 and September 17, 2007, the Company entered into an agreement with a private investment companies, to provide additional working capital of $3,417,482 in exchange for the issuance of 7,350,000 shares of preferred stock and warrants to purchase 22,050,000 shares of the Company’s common stock.

Additional preferred stock and warrants has been issued in conversion of the promissory note issued to the private investment company more fully described above. This conversion was completed the last quarter of 2007.

Management believes that the borrowings as indicated along with the current and projected increased sales from operations will be sufficient to meet the working capital requirements of the Company for the next twelve months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has just completed its third fiscal quarter ended June 30, 2007. The Company and its business plan began early in 2006. The Company’s fiscal year ends September 30th.

From the inception of the Company, operations have been divided into two major segments of business, sales of organic fertilizer and a commercial nursery operation. During the current fiscal period from February 2, 2006 (Inception) through September 30, 2006, OGSI opened a warehouse location in Houston, Texas and ANI opened its main location in Alpharetta, Georgia. During the first fiscal quarter ended December 31, 2006 ANI opened a second location in Braselton, Georgia and it opened a third location during the quarter ended March 31, 2007.

ANI opened its first nursery and commenced sales in March of 2006. Total sales for ANI for the period from February 2, 2006 (Inception) through September 30, 2006 were $3,118,187 with sales for the quarter ended June 30, 2007 of $3,770,185. OGSI began its sales effort in February of 2006 and recorded sales of $295,869 for the period from February 2, 2006 (Inception) through September 30, 2006 and sales of $135,411 for the quarter ended June 30, 2007.

Sales and gross profit by operating subsidiary for the Company’s first fiscal period ended September 30, 2006 is as follows:

	February 2, 2006 (Inception) through September 30, 2006
	ANI	OGSI	Total
Total sales	$3,118,187	$295,869	$3,414,056
Cost of sales	2,230,712	300,175	2,530,887

Gross profit	$887,475	$(4,306)	$883,169

Gross profit percentage	28.46%	(1.46%)	25.87%

	Nine-month period ended June 30, 2007
	ANI	OGSI	Total
Total sales	$7,862,471	$330,355	$8,192,826
Cost of sales	5,630,672	316,296	5,946,968

Gross profit	$2,231,799	$14,059	$2,245,858

Gross profit percentage	28.39%	4.26%	27.41%

The negative gross profit in OGSI for the period ended September 30, 2006 was due to the high costs of transportation of the product as OGSI is marketing its product and establishing its customer base. It is management’s opinion that the acquisition of the fertilizer plant in Monticello, Mississippi will reduce the costs and improve the gross profit percentage of its organic fertilizer operations. For the nine months ended June 30, 2007 OGSI gross profit percentage may not contain all of the overhead items normally allocated in a manufacturing facility. However, the organic fertilizer plant was being operated on a contract basis until the facility was purchased at the end of March, 2007. The cost of materials, freight, and labor and utilities to produce the fertilizer is included in the above cost of sales.

Interest expense of $88,965 for the period from February 2, 2006 (Inception) through September 30, 2006 was high due to an abnormally high rate of interest charged on some short-term borrowings that were paid off shortly after the end of the year. The interest expense for the quarter ended June 30, 2007 amounted to $83,048, due to interest on the operating line-of-credit and the convertible promissory notes payable.

Occupancy expenses for the period from February 2, 2006 (Inception) through September 30, 2006 amounted to $118,769 compared to $315,299 for the nine months ended June 30, 2007. These expenses relate to the operations in Houston, Texas and in Alpharetta, Georgia for the two operating subsidiaries. The increased rate of occupancy expenses for the nine months ended June 30, 2007 is due principally to the additions of property leased for ANI’s additional locations in Braselton and Marietta, Georgia.

Marketing and advertising expenses incurred were $16,573 for the period from February 2, 2006 (Inception) through September 30, 2006 as compared to $59,607 for the nine months ended June 30, 2007. Management anticipates that marketing and advertising expenses will increase as the Company continues to grow.

For the period from February 2, 2006 (Inception) through September 30, 2006 the Company had a loss of $833,937 compared to a net loss of $1,693,122 for the nine months ended June 30, 2007. A large portion of these losses are attributable to the start-up nature of the Company. Expenses for personnel, work on improvements, and in organization of the Company were expensed during the current fiscal period February 2, 2006 (Inception) through September 30, 2006 and the nine months ended June 30, 2007. The Company has no prior financial statements as the company into which the Company merged was a dormant company with no operating history. OGSI has spent a large portion of management salaries, travel, and work associated with the proving up of the product that it is currently selling on the market. Additional costs were incurred in the nine-month period by OGSI in the management and preparation of the purchase of the fertilizer plant in Mississippi. In addition to these costs, the six-month period ended March 31, 2007 is traditionally a slow time in sales of both fertilizer and nursery materials. This period of time was used for training and preparation for the increased sales projected for both the fertilizer and nursery division. The Company has utilized a private placement of its securities in order to finance the initial growth of the Company, along with short-term debts described elsewhere in this document.

AGWS is a dynamic growing Company that has dedicated individuals that are working to get the Company to achieve its goal of profitability during the fiscal year ending September 30, 2007. The Company has utilized an additional $300,000 in order to complete the acquisition of a fertilizer production facility in Monticello, Mississippi. With this addition, the Company is planning for additional reductions in cost of sales resulting in an increasing gross profit percentage related to fertilizer sales. The organic fertilizer sold by the

Company for the period from February 2, 2006 (Inception) through September 30, 2006 was purchased on a contract basis. However, as of October 1, 2006 OGSI has taken over the operations of the plant in Monticello, Mississippi and recently completed the acquisition of the plant in order to enhance the operations of this subsidiary.

In addition to the plant in Monticello, ANI has opened additional locations in Braselton and Marietta, Georgia. With three nursery locations in the Atlanta area, management believes that there will be additional savings on large purchases and three locations to provide for a rapid turnover of its inventory, thereby increasing the profitability of the Company.

The rapid growth of the Company, along with increased inventory, accounts receivable, and improvements to the properties have put a strain on the Company’s resources. However, management is of the opinion that the Company will continue to grow and through its contacts will have sufficient capital and/or debt necessary to meet its obligations.

Critical Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance has not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

Off-Balance Sheet Arrangements

The Company has given the option for key management (minority shareholder/officers of the subsidiaries) to sell their 19% of the subsidiaries to the parent company for 6 times EBITDA over the next 24 months in exchange for additional shares in the Company. Depending on the average stock price, this could have an adverse dilutionary effect on all outstanding shareholders. For further details see the employment agreements section in Item 6.

There are no other off-balance sheet arrangements. The Company’s contingencies are further described in the notes to consolidated financial statements.

Item 3.	Description of Property

We currently lease warehouse and office space for our OGSI subsidiary in Houston, Texas consisting of approximately 10,000 square feet from Farrell Road Properties, Ltd. The term of the related lease is three years and 22 days, which term commenced on September 9, 2006. Our monthly payment under the lease is $3,800 per month for the 1st year, $4,000 per month for the 2nd year and $4,200 for the third year. The property is in good condition and sufficient to meet our needs at this time.

Effective March 29, 2007, the Company purchased an organic fertilizer plant in Monticello, MS for $500,000 cash, 600,000 shares of restricted common stock and the assumption of debt in the amount of $472,210. The debt is to be paid out over a 60-month period at a rate not to exceed $10,000 per month. The total to be paid is limited to a total of $600,000 including interest over the five-year period.

Our nursery properties are as follows:

Approximately 7,223 acres of land located in the City of Alpharetta, Georgia has been rented from Union Hill & Associates, LLC for the main location of ANI. The lease commenced on February 7, 2006 for a three-year term with an option to extend for an additional two years. Base rent is $8,300 per month for the 1st year increasing by 3% each year of the term on the anniversary of the commencement date.

The second location for our commercial nursery is located on 13 acres at 8270 Highway 53, Braselton, Georgia. The term of the lease is for five years at a beginning monthly rental of $3,000 per month. Commencement of the lease was July 31, 2006. The Company also has first option of refusal to purchase the property for $125,000 per acre for the 1st year of the lease and thereafter the purchase price will be at market value not to be less than $125,000 per acre.

Additionally, the nursery division entered into a lease with Pineoak Lumber Company to lease a 9 acre property known as 661 South Cobb Drive, Marietta Georgia that includes a 12,000 square foot building, and unimproved real estate in which to store the trees, plants, and other merchandise for sale. This is the location of our South Cobb division. This lease began December 1, 2006 at a base rent of $6,000 per month. The lease is for a total of five years.

Office space for corporate headquarters has leased for a period of three years and is located at 3050 Royal Blvd. South, Suite 135, Alpharetta, Georgia 30022.

All of the properties listed above were either leased or purchased from non-related third parties.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as to the beneficial owners of more than five percent (5%) of all classes of the voting securities of AGWS. The percentage ownership has been calculated based on 23,264,270 shares of common stock outstanding as of September 30, 2007.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Big Baller Media Group, LLC, 2222 Michaelson #480, Irvine, CA 92612 (1)	1,450,000	6.23%
Common	Christopher J. Nichols, 7740 St. Marlo CC Pkwy, Duluth, GA 30097	4,416,667	18.98%

1.	Big Baller Media Group, LLC is controlled by Jeffrey Greeney.

2.	The above beneficial owners do not have any additional rights to acquire additional beneficial ownership.

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Christopher J. Nichols, President of AGWS, 7740 St. Marlo CC Pkwy, Duluth GA 30097	4,416,667	18.98%
Common	Lyle J. Mortensen, CFO through Aritex Consultants, Inc. 230 N. Park Boulevard, Suite 106 Grapevine, TX 76051.	848,934	3.65%
Common	Jon Hammond, President of ANI, 755 Union Hill Road, Alpharetta, GA 30004	1,000,000	4.30%
Common	Dr. Martin Reiner, President of OGSI, Treasurer, 2341 Bolsover, Houston, TX 77005	500,000	2.15%
Common	Jack Cowan, Director	20,000.09%
Common	Steve Riegler, Director	25,000.11%

Lyle Mortensen, President of Aritex Consultants, Inc., was also an officer of NLW and is currently serving as Chief Financial Officer of the Company. Aritex Consultants, Inc. currently holds a significant number of shares of the Company as indicated above.

Changes in Control.

The Company is unaware of any arrangement that will result in a change in control of the Company or its operating subsidiaries.

Item 5.	Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages of our current directors and executive officers, as well as their principal offices and positions.

NAME	AGE	POSITION
Christopher J. Nichols	41	President & Chairman of the Board of Directors
Lyle J. Mortensen	68	Secretary & Chief Financial Officer
Dr. Martin Reiner	62	Director
Jon Hammond	37	Director, President of ANI
Jack Cowan	74	Director
Steve Riegler	37	Director

All of our directors serve until their successors are elected and qualified by our shareholders, or until the earlier of their death, retirement, resignation or removal. The following is a brief description of the business experience of our executive officers, directors and significant employees:

Christopher J. Nichols (41), is the Chairman, President and CEO of AGWS. From December, 2003 through January, 2006 he was the senior Vice President of Sales for the Private Client Group at Westcap Securities, Inc. in Irvine, CA. From December of 2002 through October, 2003 he was a Vice President with Fisher Investments selling separate accounts to high net-worth individuals. From November, 1997 through October 2002, he was a Registered Representative with Interfirst Capital Corporation in Yorba Linda, CA. From January, 1991 through November of 1997, he was the Director of Sales and Marketing for Sun-Gard West, a regional distributor of solar control products.

Jon Hammond (37), is President of ANI. From November 2002 through February 2006 he was the N.E. Georgia Manager of John Deere Landscapes in Alpharetta Georgia. From September 1991 through November, 2002 he served as the General Manager of Shemin Nurseries in Atlanta, GA. From February 1989 through September, 1991 he served as a Store Manager for Pike’s Family Nurseries in GA. From June 1988 through January 1989, he served as a basic land care specialist for The Country Club of the South.

Dr. Martin Reiner (62), is currently a Director of the Company. From March 1998 through January of 2006, he served as the Vice President and subsequent President of Ag-Org, Inc. a manufacturer of Organic Fertilizer. From April of 1994 through March of 1998 he served as the President of Reiner & Reiner in Houston TX, an international business development corporation. From April 1984 through March 1994, he served as the President and Executive Director of South Main Center Association, a not for profit community and economic development association.

Lyle J. Mortensen (68), is Secretary and Chief Financial Officer of the Company and is a Certified Public Accountant. From June of 1965 until approximately April of 1978 he worked for Touche Ross & Co, now Deloitte & Touche, in the audit and tax departments. From April 1978 until present time he has been self employed as a Certified Public Accountant working mainly in a tax and consulting capacity and serving as the chief financial officer for various small private companies.

Steve Riegler (37), is a Director and has been a private equity investor over the past several years. He has also worked with several non-profit organizations as well as holding advisory roles with Epic Sports and Quicksilver Boardriders USA. He previously served as a professional equity trader at UBS and for 10 years was a specialist for Charles Schwab on the floor of the Pacific Stock Exchange (PCX) in Los Angeles. During his time at the PCX he served on the Board of Governors in 2000. He was also in charge of all major media communications including CNBC, CNN and local Los Angeles radio.

Jack Cowan (74), is a Director and founder of Venture Chemicals, Inc. in Lafayette LA. He brings massive experience in chemical engineering, chemical management and sophisticated manufacturing. He is currently Chairman of the Board of the Venture Group, several small, specialty-based products companies serving a number of markets including oil and gas drilling fluid additives, agricultural products, animal feed additives, etc. Jack has been on various committees and actively involved in multiple professional organizations including the American Chemical Society, the American Petroleum Institute, the National Association of Corrosion Engineers and the Commercial Development Association. Jack is the author or co-author of more than 30 patents and is the author/co-author of numerous technical papers involving both drilling fluids and oilfield production chemicals. Jack has a BS Degree in Chemistry from Midwest University.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the commodities futures trading commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Committees and Independence

All of the directors serve until the next annual meeting of common shareholders and until their successors are elected and qualified by our common shareholders, or until the earlier of their death, retirement, resignation or removal. Our Bylaws set the authorized number of directors at not less than one nor more than nine, with the actual number fixed by our Board of Directors. Our Bylaws authorized the Board of Directors to designate from among its members one or more committees and alternate members thereof, as they deem desirable, each consisting of one or more of the directors, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution.

The entire Board of Directors will perform the function of the Audit Committee until we appoint directors to serve on the Audit Committee.

The entire board performs the functions of the Compensation Committee until we appoint directors to serve on the Compensation Committee.

ITEM 6.	Executive Compensation.

The following table sets forth for the fiscal years ended September 30, 2006 and September 30, 2007 the compensation received by the officers of the Corporation.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols,	2006	56,000		4,417					60,417
President CEO and Director	2007	165,000							165,000
									—
Lyle Mortensen,	2006	—	—	—	—	—	—	—	—
Secretary & CFO	2007	94,000		163,333					257,333
									—
Martin Reiner, Treasurer, Director	2006	46,875		595					47,470
President of OGSI	2007	75,000							75,000
									—
									—
Jon Hammond, Director	2006	115,705		1,180					116,885
President of ANI	2007	185,000							185,000

Stock Awards:

The stock awards to Mr. Nichols, Mr. Reiner and Mr. Hammond were stock awards received in connection with the private company prior to the merger into the public company as discussed previously. At formation of the private company it was determined that the stock did not have a market value and the stock was issued at par value of .001 per share. Mr. Mortensen received the stock award for services that were rendered prior to and during the merger for which he was never compensated. The Company determined it in the best interest of the Company to issue these shares for past and current services. There was no restriction on the ownership of the stock and it was issued to Aritex Consultants, Inc., the Company that provides Mr. Mortensen’s services.

The value of the award to Mr. Mortensen was computed using the acquisition price the Company paid in connection with a purchase of its restricted stock in a private transaction on May 4, 2007. Due to the high volatility and low trading volume the Company determined that the purchase price of the restricted stock is the best method to value the restricted stock in the Company for purposes of determining the fair value of the stock issued. The private sale of restricted shares was made to other non-related parties at the same price that the Company paid of $.35 per share. Mr. Mortensen had offered some of the restricted shares that he owned for sale to non-related parties. In the negotiation to sell his stock the Company was approached through its CEO, Chris Nichols, to participate in the transaction. The Company acquired 357,143 shares of stock at $.35 per share, for a total of $125,000.

Employment Agreements:

Christopher J. Nichols – The Company has entered into a three-year contract with Chris to serve as the President and CEO of the Company for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of the Parties. Base pay for Mr. Nichols is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees. Mr. Nichols has agreed to a reduced salary and/or consultant fee during the initial growth of the Company with the understanding that he will be compensated for this reduction at a yet undetermined time. Mr. Nichols received 4,416,667 as founders stock in March of 2006.

Jon Hammond – ANI, a majority-owned subsidiary of the Company has entered into a three-year contract with Jon to serve as the President and CEO of ANI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Annual pay for Mr. Hammond is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – One Hundred Eighty Thousand (180,000) shares of the common stock of the Company (ANI) shall be issued to Mr. Hammond within ten (10) days of the date of the execution of this agreement. This stock was issued in March of 2006.

2.	In addition, Mr. Hammond was to receive one million (1,000,000) shares of AGWS’s common stock as Founders Stock, when offered for public sale or on or before March 15, 2006. This stock was issued in March of 2006.

3.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Mr. Hammond shall have the right to exchange his shares in ANI for publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of ANI’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Dr. Martin Reiner – OGSI, a majority-owned subsidiary of the Company has entered into a three-year contract with Martin to serve as the Chairman of the Board of OGSI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Annual pay for Mr. Reiner is set at $75,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – Ninety-five Thousand (95,000) shares of the common stock of the Company (OGSI) shall be issued to Dr. Reiner within ten (10) days of the date of the execution of this agreement. This stock was issued in March of 2006.

2.	In addition, Dr. Reiner was to receive five hundred thousand (500,000) shares of AGWS‘s common stock as Founders Stock, when offered for public sale or on or before March 15, 2006. This stock was issued in March of 2006.

3.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Dr. Reiner shall have the right to exchange his shares in OGSI for the publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of OGSI’s EBITDA times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Lyle J. Mortensen – Chief Financial Officer is to receive a monthly fee of $10,000 per month, plus direct expense reimbursements beginning October 1, 2006, that are paid to his consulting company, Aritex Consultants, Inc. At the present time, Mr. Mortensen is serving without an employment agreement and does not participate in other stock considerations. He is a substantial shareholder as indicated above, and may receive additional compensation that is deemed appropriate by the Board of Directors of the Company.

Director Compensation

AGWS shall pay its Directors a nonrefundable retainer of $5,000 per year, which shall compensate such Director for all time spent preparing for, traveling to (if applicable) and attending Board of Director meetings during the year; provided, however, that if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors. The retainer shall be provided for portions of the term less than a full calendar year. This retainer may be revised by action of the Board of Directors from time to time. Such revision shall be effective as of the date specified in the resolution for payments not yet made and need not be documented by an amendment to this agreement. Director compensation is for non-AGWS employees only. As a result there will be no additional compensation for Chris Nichols, Martin Reiner or Jon Hammond.

Unless otherwise restricted by our Certificate of Incorporation, the members of our Board of Directors have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, related to attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as our Director. No such payment will preclude any Director from serving our Company in any other capacity and receiving compensation thereafter. Members of special or standing committees may be given compensation for attending committee meetings.

Independent directors Jack Cowan and Steve Riegler have each been awarded 20,000 shares of stock in connection with their activities as members of the Board of Directors. 10,000 shares each was awarded on October 1, 2006 and 10,000 shares each were awarded on April 10, 2007. In addition Mr. Riegler received an additional stock award of 5,000 shares for his attendance at the Board of Directors meeting in September of 2007.

DECEMBER 31 GRANTS OF PLAN-BASED AWARDS

None.

DECEMBER 31 OUTSTANDING EQUITY AWARDS

None.

DECEMBER 31 OPTION EXERCISES AND STOCK VESTED

None.

DECEMBER 31 PENSION BENEFITS

None.

DECEMBER 31 NONQUALIFIED DEFERRED COMPENSATION

None.

DECEMBER 31 ALL OTHER COMPENSATION

None.

DECEMBER 31 PERQUISITES

None.

DIRECTOR COMPENSATION TABLE

The following table sets forth for the fiscal year ended September 30, 2007 the compensation received by the directors of the Corporation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols*	—	—	—	—	—	$165,000	$165,000
Dr. Martin Reiner*	—	—	—	—	—	$75,000	$75,000
Jon Hammond*	—	—	—	—	—	$185,000	$185,000
Jack Cowan	$2,000	$5,400	—	—	—	—	$7,400
Steve Riegler	$3,000	$5,400	—	—	—	—	$8,400

At the present time employees that are members of the Board of Directors are reimbursed for travel expenses but do not receive compensation for service on the Board of Directors, other than the $5,000 retainer they are paid and if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors, as more fully described under the caption Director Compensation. The Company may elect to change this policy and fix a reasonable compensation rate for all directors. Each non-employee received $1,000 for each meeting attended to compensate for expenses.

As of September 30, 2007 Jack Cowan and Steve Riegler each received 10,000 shares of stock each valued at $.19 per share. (Value of private placement shares during 2006) and in April of 2007 Mr. Cowan and Mr. Riegler each received an additional 10,000 shares each valued at $.35 per share. (Value of restricted stock in a private sale.)

•	Employees of ANI, AGSI, OGSI receive no additional compensation for BOD functions.

DECEMBER 31 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Christopher J. Nichols	—	—	—	—	30,833	61,666	—
Dr. Martin Reiner	—	—	—	—	12,500	25,000	—
Jon Hammond	—	—	—	—	30,833	61,666	—
Lyle J. Mortensen	—	—	—	—	—	—	—
Steve Riegler	—	—	—	—	—	—	—
Jack Cowan	—	—	—	—	—	—	—

Item 7.	Certain Relationships and Related Transactions and Director Independence.

Certain Related Party Transactions Within The Past Two Years. The following are certain transactions or proposed transactions during the last two years to which we were a party, or proposed to be a party, in which certain persons had a direct or indirect material interest.

Lon Musgrove was one of the former officers and directors of OGSI and holds 9.5% of the outstanding stock of OGSI. Mr. Musgrove resigned effective September 30, 2006.

The following is a list all subsidiaries of the Company showing the basis of control and as to each Company, the percentage of voting securities owned or other basis of control by its immediate parent if any.

Owner	% Owned	Subsidiary
Advanced Growing Systems, Inc.	81%	Organic Growing Systems, Inc.
Martin Reiner	9.5%	Organic Growing Systems, Inc.
Lon Musgrove	9.5%	Organic Growing Systems, Inc.
Advanced Growing Systems, Inc.	81%	Advanced Nurseries, Inc.
Jon Hammond	19%	Advanced Nurseries, Inc.

The Company entered into a placement agreement with Westcap Securities, Inc. in connection with its offering of convertible promissory notes. For details of the promissory note provisions please refer to note eight in the notes to consolidated financial statements attached and a part of this filing. As of January 31, 2007 the Company had received $962,000 as proceeds from this Reg D, section 506 offering. The Company has not received any additional proceeds from this offering. Commissions of 10% plus expenses were paid in connection with this offering.

TBECK, a shareholder in the Company, agreed in December of 2006 to loan the Company up to $750,000 to assist in the expansion of the Company. As of September 30, 2007 the Company had received $205,300 in proceeds from this loan. As of September 30 owners of TBECK are not affiliated parties. The promissory note and accrued interest is convertible into preferred stock at that point in time in which the Company has authorized the issuance of preferred stock. The Company in February of 2006 authorized the issuance of preferred stock and as such the promissory note and accrued interest was converted to preferred stock during the quarter ending September 30, 2007. The conversion price is at $.50 per share of preferred stock. The preferred stock is convertible into common stock at the option of the holder on the basis of one share of preferred stock for one share of common stock. The note has a stated interest rate of 10% and warrants attached in an amount equal to the amount advanced at an exercise price of $1.00 per share. Total warrants under this promissory note are 205,300 shares and may be exercised up to five (5) years from the date of the promissory note by giving the Company notice. The conversion of this promissory note is not dependent on the market price of the stock at the time of conversion. The terms of this transaction and any other related party transactions are on terms comparable to those available from unaffiliated third parties.

Item 8.	Description of Securities

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders, except that a plurality is required for the election of directors. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors. Holders of common stock are entitled to receive dividends, if and when declared by our Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

On February 12, 2007, the Company’s Articles of Incorporation were amended to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights preferences and designations of the preferred stock to be determined by the Board of Directors of the Company. The preferred stock was authorized by majority consent of the shareholders of the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends.

Share Purchase Warrants

The below table sets forth, as of September 30, 2007 the classes of our outstanding warrants and the number of shares of our common stock for which such warrants are exercisable:

Class of Warrants	Exercise Price	Expiration Date	Number of Shares Reserved
Convertible promissory note for common stock	$2.50/share	36 months from date of note	260,000
Preferred Stock with Attached Warrant Series A	$.80/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series J	$.80/share	March 9, 2012	3,000,000
Preferred Stock with Attached Warrant Series B	$1.00/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series C	$1.10/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series D	$1.30/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series A	$.80/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series J	$.80/share	April 11, 2012	1,000,000
Preferred Stock with Attached Warrant Series B	$1.00/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series C	$1.10/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series D	$1.30/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series A	$.80/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series J	$.80/share	May 4, 2012	750,000
Preferred Stock with Attached Warrant Series B	$1.00/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series C	$1.10/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series D	$1.30/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series A	$.80/share	September 14, 2012	1,000,000
Preferred Stock with Attached Warrant Series J	$.80//share	September 14, 2012	2,000,000
Preferred Stock with Attached Warrant Series B	$1.00/share	September 14, 2012	1,000,000
Preferred Stock with Attached Warrant Series B	$1.10/share	September 14, 2012	1,000,000
Preferred Stock with Attached Warrant Series D	$1.30/share	September 14, 2012	1,000,000
Preferred Stock with Attached Warrant Series A	$.80/share	September 17, 2012	300,000
Preferred Stock with Attached Warrant Series J	$.80//share	September 17, 2012	600,000
Preferred Stock with Attached Warrant Series B	$1.00/share	September 17, 2012	300,000
Preferred Stock with Attached Warrant Series B	$1.10/share	September 17, 2012	300,000
Preferred Stock with Attached Warrant Series D	$1.30/share	September 17, 2012	300,000
Warrants issued - conversion of promissory notes	$.50/share	September 30, 2012	212,000
Warrants issued - conversion of promissory notes	$.75/share	September 30, 2012	212,000
Preferred Stock with Attached Warrant	$1.00/share	December 20, 2011	205,300
*	Based on one warrant for each dollar advanced under the promissory note dated December 20, 2006.

Options

Management intends to formulate a stock option plan for its employees. However, at this time there is no formal or informal stock option plan.

Part II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently quoted on the “pink sheets” bulletin board under the symbol “AGWS.PK”

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2006
First Quarter (October-December 2005)*	$1.00	$.35
Second Quarter (January-March 2006)*	$.35	$.35
Third Quarter (April-June 2006)*	$.35	$.35
Fourth Quarter (July-September 2006)	$10.01	$.50
Fiscal Year 2007
First Quarter (October-December 2006)	$1.00	$.50
Second Quarter (January-March 2007)	$1.02	$.30
Third Quarter (April-June 2007)	$.69	$.45
Fourth Quarter (July-September 2007)	$.70	$.40

*	The Company effected a 10,000 for 1 stock split on June 22, 2006. Prices prior to June 22, 2006 reflect the stock split price and are attributable to the inactive public company into which AGWS was merged.

On October 24, 2007, the closing bid price of our common stock was $0.40.

Holders of Record

As of September 30, 2007 we had approximately 575 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and an estimate of the number of beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Item 2.	Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our consolidated financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of the executive officers of our Company (except as described below) or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Lyle Mortensen, CFO and his consulting company Aritex Consultants, Inc., have been included in a legal proceeding that has requested the cancellation of certificates issued in another company when he was an officer and director of that company. The shares were issued pursuant to a plan of reorganization and it is the position of Mr. Mortensen that the claim of the petitioners is without merit. Even if the petitioners were to prevail it would have no direct monetary or indirect affect on the Company.

Item 3.	Changes in and Disagreements with Accountants.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with our accountants for the year ended September 30, 2006 or any interim period.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

Item 4.	Recent Sales of Unregistered Securities.

Since inception of the Company (February 2, 2006) the Company sold unregistered shares of its common stock in the following transactions:

On June 20, 2006, at the time of the merger into a public shell, the shareholders of the operating companies tendered their shares of the operating companies to the public company and were issued the same amount of common shares (16,000,000 shares) of the new merged public company.

The Company sold 5,182,590 shares of common stock in July of 2006 to Victoria Financial Consultants, LLC in a private placement of stock, for a total consideration before $120,000 in costs and fees in the amount of $1,000,000, or $0.19 per share. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 504 of Regulation D.

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though December 31, 2007. As of June 30, 2007 the outstanding balance on the convertible notes was approximately $962,000. The notes bear interest at a rate of 10% per annum. Each convertible note has attachable warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable was estimated to be approximately $12,700 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	3 years
Expected dividend yield	—
Risk-free rate	5.07% -4.97%

Upon a conversion event, as defined below, the entire unpaid principal balance of the notes plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the Over-the-Counter Bulletin Board (“OTCBB”) and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

The Company is negotiating with these investors to convert the debt to common stock with attached warrants under the following conditions:

1.	The conversion price will be $.50 per share in the place of $1.00 per share.

2.	Accrued interest will be paid in common stock at the rate of $.50 per share.

3.	Warrant terms will be amended for the remaining life of the warrants under the agreement now in force as follows:

a.	50 % of the original investment at $.50 per share.

b.	50 % of the original investment at $.75 per share.

All other terms of the Warrant coverage as presented in the original promissory note will be as stated. As of October 23, 2007 approximately $442,000 of principal of the promissory notes have been converted on these terms.

Prior to September 30, 2006, William Reynierson was issued 75,000 shares of restricted common stock in connection with his employment contract with ANI, a subsidiary of the Company.

TBECK Capital, Inc. (“TBECK”), a shareholder of the Company, agreed in December of 2006 to loan the Company up to $750,000 to assist in the expansion of the Company. As of September 30, 2007 the Company had received $205,300 in proceeds from this loan. As of September 30, 2007, TBECK and the owners of TBECK are not an affiliated party. The promissory note and accrued interest are convertible into preferred stock at that point in time in which the Company has authorized the issuance of preferred stock. The Company, in February of 2007, authorized the issuance of preferred stock and as such the promissory note and accrued interest has been converted to preferred stock during the quarter ending September 30, 2007. The conversion price is at $.50 per share of preferred stock. The preferred stock is convertible into common stock at the option of the holder on the basis of one share of preferred stock for one share of common stock. The note has a stated interest rate of 10% and warrants attached in an amount equal to the amount advanced at an exercise price of $1.00 per share. Total warrants under this promissory note are 205,300 shares and may be exercised up to five (5) years from the date of the promissory note by giving the Company notice. The conversion of this promissory note is not dependent on the market price of the stock at the time of conversion. The terms of this transaction and any other related party transactions are on terms comparable to those available from unaffiliated third parties.

The value of the warrants and the discount on the notes payable was estimated to be approximately $8,000 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	5 years
Expected dividend yield	—
Risk-free rate	5.07-4.97%

The Company, during the month of January 2007, issued to William Reynierson 25,000 shares of restricted common stock as a quarterly stock bonus under his employment with ANI. Aritex Consultants, Inc. (the consulting company of Lyle Mortensen, CFO) was issued 466,667 shares as compensation for services rendered to the Company in connection with Mr. Mortensen’s services as the Chief Financial Officer of the Company.

On March 9, April 13 and May 3, 2007 the Company completed three (3) private placements in which the Company issued a total of 4,750,000 shares of its Series A preferred stock at a gross sales price of $.50 per share. Each share of preferred stock is convertible into one share of common stock and included common stock warrants with various series and amounts for a five year period as follows:

Series No.	Number of Warrants	Conversion price
A	2,375,000	$0.80
B	2,375,000	$1.00
C	2,375,000	$1.10
D	2,375,000	$1.30
J	4,750,000	$0.80

	14,250,000

The Company also completed two (2) private placements in which the Company issued a total of 2,600,000 shares of its Series B preferred stock at a gross sales price of $.50 per share. Each share of preferred stock is convertible into one share of common stock and included common stock warrants with various series and amounts for a five year period as follows:

Series No.	Number of Warrants	Conversion Price
A	1,300,000	$	. 80
B	1,300,000		$1.00
C	1,300,000		$1.10
D	1,300,000		$1.30
J	2,600,000		$.80

	7,800,000

The above table reflects the warrants for all five transactions described above.

Within six (6) months following the initial Closing Date (March 9, April 13, May 3, September 14 and September 17, 2007 respectively), the Company shall list and trade its share of common stock on the NASDAQ OTC Bulletin Board, NASDAQ Capital Market, the Nasdaq Global Market, the American Stock Exchange, Inc. or the New York Stock Exchange, Inc. (each, a “Trading Market”). In the event the shares of common stock are not listed and trading on a Trading Market by the date that is six (6) months following the Closing Date, the Conversion Price (as defined in the Certificate of Designation) shall be adjusted to a price equal to seventy-five percent (75%) of the Conversion Price then in effect. In the event the shares of Common Stock are not listed and trading on a Trading Market by the date that is twelve (12) months following the Closing Date, the Conversion Price shall be adjusted to a price equal to fifty percent (50%) of the Conversion Price then in effect.

Commencing one year after the issue date if the Company issues additional shares of common stock at an amount less than the warrant price in effect, the Company may be required to adjust the warrant price pursuant to a formula indicated in the warrant document.

The agreement also has requirements of the Company that have potential liquidating damages, which include the requirement to register the stock. If the Company fails to file a registration statement and have it declared effective during the Effectiveness Date period, as defined, the Company could be subject to a penalty of up to 2% of the holders initial investments per month to a maximum of 20%. The Effectiveness Date is defined as the earlier of the ninetieth (90th) day following the filing date of such Registration Statement or 120 days if the Registration Statement is to receive a full review. The Company has filed a registration statement on Form 10-SB within the 90 day requirement. Since the Company filed Form 10-SB within the ninety (90) days of the purchase, management believed that this requirement had been met and that no liquidating charges would be incurred. As a consequence of filing the form 10-SB, the Company became a reporting company under the Securities and Exchange Act of 1934, as amended on June 19, 2007. The Company is still in the process of responding to additional comments from the SEC. Due to the Company’s inability to have its stock traded on the NASDAQ OTC Bulletin Board or other markets the Company incurred a penalty in the amount of $200,333, which was paid out of the net proceeds received in the private placement of preferred stock dated September 14, 2007.

The Company may have exposure if it fails to deliver the stock after the warrants have been exercised. However, the Company has sufficient stock authorized that the Company officers do not believe that there will be any liquidating damage exposure.

Accounting for the various components of the private placement was utilized by reference to the provisions of Financial Accounting Standards Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; EITF Issue No. 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock; EITF Issue No. 05-4, The Effect of Liquidated Damages Clause on Freestanding Financial Instruments Subject to Issue No. 00-19 and related amendments and guidance.

The following table summarizes the allocation of the proceeds from the five separate private placements of preferred stock:

	March 9, 2007	April 13, 2007	May 4 2007
Gross proceeds	$1,500,000	$500,000	$375,000
Share issuance costs	(28,629)	(2,553)	(2,885)

Net proceeds received	$1,471,371	$497,447	$372,115

Proceeds allocated to equity components:
Series A preferred Stock	$3,000	$1,000	$750
Additional paid - in capital	1,468,371	496,447	371,365
Beneficial conversion feature	1,471,371	497,447	372,115
Amortization of beneficial conversion feature as a dividend	(1,471,371)	(497,447)	(372,115)

Total equity allocation	$1,471,371	$497,447	$372,115

	September 14 2007	September 17, 2007
Gross proceeds	$1,000,000	$300,000
Share issuance costs	(12,543)	(1,575)

Net proceeds received	$987,457	$298,425

Proceeds allocated to equity components:
Series B preferred Stock	$2,000	$600
Additional paid - in capital	985,457	297,825
Beneficial conversion feature	987,457	298,425
Amortization of beneficial conversion feature as a dividend	(987,457)	(298,425)

Total equity allocation	$987,457	$298,425

The preferred shares and warrants were issued to accredited investors without registration under the Securities Act of 1933 in reliance on an exemption provided by Section 492) of the Securities Act of 1933. No general solicitation was made in connection with the offer or sale of these securities. The beneficial conversion was amortized to retained earning upon issuance.

Preferred stock, attached warrants and beneficial conversion feature

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Conversion Ratios” the Company has valued separately the preferred stock and warrants attached to the preferred stock using the Black-Scholes option-pricing model. The assumption used were as follows: expected warrant life of 5 years, risk-free interest rate of 5.06%, dividend yield of 0%, stock price of $.35 and expected volatility of 100%. Under EITF Issue No. 98-5, footnote 3 of item one, states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Management determined that the fair value of the stock price is the price at which its securities were acquired for treasury in a private purchase of its restricted stock on May 4, 2007. In this private sale, the CFO of the Company sold a portion of the restricted stock held by him through an independent third party. The majority of his shares were sold in an arms-length transaction to non-affiliated individuals and/or entities. The same price that was paid by the Company, $.35 per share, was paid by the other purchasers in this arms-length transaction.

In EITF Issue No. 00-27 “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Conversion Ratios,’ to Certain Convertible Instruments” the Task Force reached the conclusion that the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of an embedded conversion option. Management has used this assumption in the valuation of the embedded conversion options. An allocation between the preferred stock issued and the related embedded conversions was made. However, since the valuation of the embedded conversion option was in excess of the preferred stock, Management has allocated the net proceeds received to the embedded conversion option in accordance with EITF Issue 98-5. The accounting treatment was to treat the conversion option (beneficial conversion feature) as a dividend to the preferred shareholders.

Included in EITF 98-5 the Task Force observed that in certain circumstances the value of the beneficial conversion feature of the warrants attached to the convertible security may be greater than the proceeds allocated to the convertible instrument. The amount of the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument. The Company has determined that the beneficial conversion feature has a value in excess of the value of the net proceeds received and has allocated the proceeds received in these offerings to the beneficial conversion feature of the preferred stock. In the opinion of management the preferred stock is convertible at the date of issuance and the beneficial conversion feature is immediately amortized through the accumulated deficit account at the date of issuance.

The offer and sale of such shares of our preferred stock were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 504 and 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based on the following: (a) the investors confirmed to us that they were “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequent registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Item 5.	Indemnification of Directors and Officers.

Certificate of Incorporation and Bylaws. Pursuant to our amended Certificate of Incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors was to determine that a takeover proposal was not in our best interest, shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Nevada Anti-Takeover Law. We are subject to the provisions of the Nevada General Corporation Law concerning corporate takeovers.

Limited Liability and Indemnification. Our Certificate of Incorporation eliminates the personal liability of our Directors for monetary damages arising from a breach of their fiduciary duty as Directors to the fullest extent permitted by Nevada law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our Certificate of Incorporation requires us to indemnify our Directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Under Nevada law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith;

•

reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

PART F/S

Items 1 and 2. Index to Exhibits and Description of Exhibits

The financial statements required by this Part F/S are contained under the sections “Advanced Growing Systems, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Exchange Act, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED GROWING SYSTEMS, INC.

/s/ Chris J. Nichols
Chris J. Nichols
Chief Executive Officer

Dated: January 11, 2008

ADVANCED GROWING SYSTEMS, INC.

/s/ Lyle J. Mortensen
Lyle J. Mortensen
Chief Financial Officer

Dated: January 11, 2008

Page Numbers

Consolidated Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet as of September 30, 2006	F-3

Consolidated Statement of Operations for the period from February 2, 2006 (Inception) to September 30, 2006	F-4

Consolidated Statement of Changes in Shareholders’ Equity for the period from February 2, 2006 (Inception) to September 30, 2006	F-5

Consolidated Statement of Cash Flows for the period from February 2, 2006 (Inception) to September 30, 2006	F-6

Notes to Consolidated Financial Statements	F-7 – F-15

Interim Unaudited Consolidated Financial Statements:

Consolidated Balance Sheets at of June 30, 2007 (Unaudited) and September 30, 2006 (Audited)	F-16

Consolidated Statements of Operations (Unaudited)
For the three and nine months ended June 30, 2007 and three months ended June 30, 2006 and the period from February 2, 2006 (Inception) to June 30, 2006	F-17

Consolidated Statement of Changes in Shareholders’ Equity for the period from October 1, 2006 to June 30, 2007(unaudited)	F-18

Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2007 and for the period from February 2, 2006 (Inception) to June 30, 2006	F-19

Notes to Interim Consolidated Financial Statements	F-20-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Advanced Growing Systems, Inc.

We have audited the accompanying consolidated balance sheet of Advanced Growing Systems, Inc., as of September 30, 2006, and the related statements of operations, shareholders’ equity, and cash flows for the period from February 2, 2006 (Inception) through September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control and financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Growing Systems, Inc. as of September 30, 2006, and the results of their operations and their cash flows for the period from February 2, 2006 (Inception) through September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP
Fort Worth, Texas January 12, 2007

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2006

Assets
Current assets:
Cash and cash equivalents	$230,733
Accounts receivables, net of allowance for doubtful accounts of accounts of $41,641	834,833
Inventories	480,030
Employee receivables	1,922

Total current assets	1,547,518
Property and equipment, net	331,607
Other assets	120,000

Total assets	$1,999,125

Liabilities and Shareholders’ Equity
Current liabilities:
Account payable and accrued expenses	$918,604
Convertible notes payable, net of discount	728,369
Current portion of capital lease obligation	7,074
Notes payable	203,500
Related party payables	34,717

Total current liabilities	1,892,264
Long-term portion of capital lease obligation	7,953

Total liabilities	1,900,217
Commitments and contingencies	—
Minority interest	380
Common stock, par value $0.001; 500,000,000 authorized; 21,270,998 issued and outstanding	21,271
Additional paid-in-capital	911,194
Accumulated deficit	(833,937)

Total shareholders’ equity	98,528

Total liabilities and shareholders’ equity	$1,999,125

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

February 2, 2006 (Inception) to September 30, 2006

Net sales	$3,414,056
Cost of goods sold	2,530,887

Gross profit	883,169
Operating expenses	1,453,609
Occupancy expenses	118,769
Advertising expenses	16,573
Depreciation and amortization	39,190
Interest expense	88,965

Total expenses	1,717,106

Net loss from operations before income tax benefit	(833,937)
Income tax benefit	—

Net loss	$(833,937)

Net loss per common share	$(0.04)

Weighted average shares outstanding	20,176,587

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

February 2, 2006 (Inception) to September 30, 2006

	Common Stock
	Shares	Amount	Additional Paid-in- Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance at February 2, 2006	16,000,000	$16,000	$—	$—	$16,000
Recapitalization, shares issued in merger	13,408	13	(13)	—	—
Common shares issued in private placement at $0.19 per share, net of fees of $20,000	5,182,590	5,183	874,818	—	880,001
Stock-based compensation	75,000	75	14,100	—	14,175
Warrants issued with convertible notes	—	—	22,289	—	22,289
Net loss	—	—	—	(833,937)	(833,937)

Balance at September 30, 2006	21,270,998	$21,271	$911,194	$(833,937)	$98,528

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

February 2, 2006 (Inception) to September 30, 2006

Operating Activities
Net loss	$(833,937)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39,190
Stock based compensation expense	14,175
Minority interest	380
Common shares issued for service	16,000
Changes in operating assets and liabilities:
Accounts receivable	(834,833)
Inventories	(480,030)
Accounts receivable, related party	(1,922)
Other assets	(20,000)
Accounts payable and accrued expenses	918,604
Related party payable	34,717

Net cash used in operating activities	(1,147,656)
Investing Activities
Purchase of property and equipment	(337,429)
Deposit on letter of intent	(100,000)

Net cash used in investing activities	(437,429)
Financing Activities
Proceeds from issuance of convertible notes payable	747,000
Proceeds from issuance of note payable	200,000
Payment on equipment notes	(4,900)
Proceeds from common shares issues in private placement	880,001
Payment on capital leases	(6,283)

Net cash provided by financing activities	1,815,818

Net increase in cash and cash equivalents	230,733
Balance at beginning of period	—

Cash and cash equivalents at end of fiscal year	$230,733

Supplemental Disclosure of Cash Flow Information
Purchases of property and equipment via issuance of debt	$29,710

Warrants issued with convertible notes	$9,064

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS

September 30, 2006

Note 1 – Nature of Business

Advanced Growing Systems, Inc. (the “Company”) was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, the Company was merged into an inactive public shell, Non-Lethal Weapons, Inc. (“NLW”), and the name was changed to Advanced Growing Systems, Inc. and the state of Domicile was changed from California to Nevada. The Company has two operating subsidiaries; Advanced Nurseries, Inc., (“ANI”) a Georgia corporation organized on February 10, 2006 and Organic Growing Systems, Inc. (“OGSI”) incorporated on January 19, 2006 in the State of Texas.

ANI operates a wholesale group of commercial nurseries located in the Southeastern United States. As of September 30, 2006, ANI had only one operating nursery located in Alpharetta, Georgia. ANI has two other locations identified and expected to begin operations in the second quarter of fiscal 2007. OGSI has created and markets a scientifically advanced organic fertilizer. ANI provides direct distribution channels for OGSI through the nursery location.

Subsequent to September 30, 2006, OGSI entered into a letter of intent to acquire a manufacturing facility in Monticello, Mississippi. Management believes that this acquisition, when completed, will provide a facility that will assist in increasing the gross profit of the fertilizer division and therefore will assist in the overall profitability of the Company (see Note 10).

Note 2 – Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss in the initial fiscal period ending September 30, 2006. As described in Note 5, the Company has issued convertible promissory notes that it anticipates will be converted to common stock in the first half of fiscal 2007. Subsequent to September 30, 2006, the Company also entered into an agreement with a private investment company to provide additional operating capital. The terms of this agreement are further described in Note 5. Also subsequent to September 30, 2006, ANI obtained a line-of-credit that will increase as the Company continues to grow, as the lending base is calculated on the value of inventory and accounts receivable, more fully described in Note 11.

Management believes that the increase in sales and the commitments from third-party lenders will assist the Company in its growth and it will be able to sustain its capital and operating requirements. Management also believes that all debt, with the exception of the line-of-credit entered into subsequent to September 30, 2006, will be converted to equity during fiscal 2007.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Note 3 – Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents. At September 30, 2006, the Company had no such investments. The Company maintains deposits primarily in two financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. At September 30, 2006, the uninsured portion of these deposits approximated $61,000. The Company has not incurred any losses related to its uninsured deposits with financial institutions.

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance have not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out (“FIFO”) method of accounting.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

The useful lives for purposes of calculating depreciation and amortization are as follows:

Leasehold improvements	5 years
Land improvements	5 years
Furniture and fixtures	5 years
Computer equipment	3 years

Income Taxes

The Company accounts for income taxes using the “liability method” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities as well as net operating loss carryforwards, if any, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Current income taxes are based on the year’s income taxable for federal and state income tax reporting purposes.

Minority Interest

The Company has minority shareholders in its two operating subsidiaries owing approximately 19%. Due to the operating losses of the subsidiaries the minority interest has not been reduced from the operating income as there is no obligation of the minority shareholders to make good on such losses. However, if future earnings do materialize, the majority interest will be credited to the extent of such losses previously absorbed by the majority shareholders. The minority shareholders are executives in the operating subsidiaries and as such, minority shareholders may request that their minority interest be exchanged for shares in the parent company on a fair market value basis. The minority interests in the subsidiaries were issued pursuant to the employment contracts entered into with Jon Hammond of ANI, Martin Reiner and Lon Musgrove of OGSI. The stock was issued for services at par at the organization of the subsidiaries and recorded as an expense to each of the subsidiaries.

Revenue Recognition

The Company recognizes revenue when product is shipped to the customer and title transfers.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Advertising Expenses

The majority of the Company’s advertising consists of commercials in trade appropriate publications and some other direct mail and other media. Advertising costs are expensed when incurred.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, accounts payable, and accrued liabilities approximates their carrying amounts due to the relatively short maturity of these instruments. The Company’s outstanding borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at September 30, 2006.

Earnings (Loss) Per Common Stock

The Company computes earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of the Company. Further, the Company has 1,120,500 warrants and additional shares from convertible promissory notes that were not included in the diluted earnings per share computation because they would have been antidilutive.

Potential common stock shares consist of shares that may arise from outstanding dilutive common stock warrants (the number of which is computed using the “treasury stock method”). Diluted earnings per share considers the potential dilution that could occur if the Company’s outstanding common stock warrants were converted into common stock that then shared in the Company’s earnings. As the Company has a net loss for the period ending September 30, 2006, basic and diluted earnings (loss) per share are the same.

Note 4 – Property and Equipment

Property and equipment, at September 30, 2006 consists of the following:

Furniture and fixtures	$14,338
Computer software	3,205
Equipment	136,286
Leasehold improvements	213,310

Total property and equipment	367,139
Less accumulated depreciation and amortization	35,532

Property and equipment, net	$331,607

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Note 5 – Notes Payable

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though September 2007. As of September 30, 2006 the outstanding balance on the convertible notes was approximately $738,000. The notes bear an interest rate of 10% per annum. Each convertible note has attached warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable, was estimated to be approximately $9,000 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Expected life	3 years
Expected dividend yield	—
Risk-free rate	5.08%-4.28%

Upon a conversion event, as defined below, the entire unpaid principal balance of the note plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the OTCBB and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

The Company obtained an individual investor note payable bearing an interest rate of 10% monthly, which was payable on demand. As of September 30, 2006 the investor note payable had an outstanding balance of approximately $200,000. Subsequent to September 30, 2006 the note was called and the note payable plus accrued interest of $75,000 was paid.

The Company also obtained a note payable for the purchase of various for the purchase of various property and equipment. The note bears interest at 10% annual and was paid in full subsequent to year-end.

On September 18, 2006, ANI entered into an agreement for short term financing to sell 80% of acceptable qualified receivables to CAPCO Financial (“CAPCO”). Funds advanced by CAPCO to ANI under the terms of this agreement were subject to 6% over Prime, as quoted by Greater Bay Bank N.A. (8.25% as of September 30, 2006). The maximum to be purchased under this agreement was $2,000,000. On January 17, 2007 this financing arrangement was terminated with a new agreement described in Note 11, Subsequent Events. There were no amounts borrowed on this agreement during the period ended September 30, 2006.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

As of September 30, 2006, all outstanding borrowings were payable in full within one year.

During the period ended September 30, 2006, the Company recorded approximately $85,000 of interest expense related to these notes payable.

Note 6 – Capital Lease Obligations

In March of 2006, the Company entered into a capital lease obligation. The lease term is 36 months with required payments of $583 per month. The Company has the option to purchase the equipment at the end of the lease agreement for a bargain purchase price of $1. The underlying assets and related depreciation were included in the appropriate fixed asset category, and related depreciation account.

Property and equipment includes the following amounts for leases that have been capitalized as of September 30, 2006:

Machinery and equipment	$21,839
Less accumulated depreciation	2,548

Property and equipment capitalized under capital lease obligations, net	$19,291

Future annual minimum capital lease payments at September 30, 2006, are as follows:

2007	$6,999
2008	6,999
2009	3,072

Total future minimum payments	17,070
Less amount representing interest	2,043

Present value of future minimum payments	15,027
Less current portion	7,074

Long-term portion	$7,953

Note 7 – Income Taxes

The Company and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the current fiscal year.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Management has determined that the deferred tax asset may not be realized in the short term. Therefore, due to the short operating history of the Company, management has recorded a valuation allowance to reduce the deferred tax asset to zero. The net operating loss carryover from the fiscal year ended September 30, 2006 of $833,937 will expire in 2026 if not utilized.

Note 8 – Shareholders’ Equity

On June 20, 2006, the Company was merged into an inactive public shell, NLW (as mentioned in Note 1). Effective simultaneously with the merger, the Company effected a 10,000 to 1 stock split. In conjunction with the merger, shareholders of the Company prior to the merger tendered their shares of the Company and were re-issued the same amount of shares (16,000,000 shares) of the new merged public company.

On July 11, 2006, the Company received $1,000,000 related to the issuance of 5,182,336 shares in a private placement. The Company incurred approximately $120,000 in placement fees related to the private placement, which is accounted for as a reduction in the proceeds received as reflected in the accompanying statement of shareholders’ equity. The net affect of the transaction to the Company was net proceeds of approximately $880,000.

Note 9 – Related Party Transactions

As of September 30, 2006 the Company has accounts payable to related parties of approximately $35,000. These amounts primarily relate to amounts that have come due to employees of the Company in the normal course of business for various business expenses.

A majority shareholder of NLW, who was also an officer of NLW, is significantly involved with the operations of the Company and is currently an officer of the Company. This individual is also a significant shareholder of the Company subsequent to the merger.

Note 10 – Commitments and Contingencies:

Leases

The Company leases certain equipment and facilities under operating leases, of which rent expense was approximately $78,000 for the period ended September 30, 2006.

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded using the straight-line method over the initial lease term whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. Generally, this results in rent expense in excess of cash payments

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

Future annual minimum annual lease obligations as of September 30, 2006 are as follows:

2007	$216,000
2008	237,000
2009	178,000
2010	150,000
2011	148,000
Thereafter	22,000

Total future minimum lease obligations	$951,000

Letter of Intent

The Company has entered into a letter of intent to purchase 100% of the outstanding stock of a corporation containing a manufacturing facility located in Monticello, Mississippi. OGSI would produce significantly all fertilizer products at this facility. The Company has made an initial deposit of $100,000, which is fully refundable if the purchase is not consummated. This deposit is included in other assets in the accompanying consolidated balance sheet. The terms of the proposed acquisition are as follows:

1.	The Company will pay $500,000 in cash in $100,000 annual installments.

2.	Designated creditors will be paid a total of $500,000 in principal via installments of $10,000 per month commencing the first of the month following closing of the transaction.

3.	The Company will pay interest on the debts, but total payments, including principal not to exceed $600,000.

4.	The Company will deliver to the sellers 600,000 shares of its common stock, which will be restricted under Rule 144 for one year.

5.	After the first payment of $100,000 the Company will assume management of all the operations of the acquired company until the transaction is consummated or this Letter of Intent or the Agreement is terminated.

6.	Acceptable employment or consulting agreements of the key individuals is contemplated along with an appropriate covenant not to compete for two years after closing of the agreement.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS – continued

Note 11 – Subsequent Events

Subsequent to the end of the year the Company entered into a $2,000,000 line-of-credit arrangement (the “Line-of-Credit”) with a Prudential Financial Corporation that matures on demand. The line-of-credit is collateralized by inventory, accounts receivable, and other property of ANI. The loan accrues interest at a rate of Prime plus one percent, as quoted in the Wall Street Journal. In addition, a monthly service fee equal to 0.6% of the average daily outstanding balance is to be charged. The CAPCO note, as indicated in Note 5, was paid in full with proceeds from this financing arrangement.

For additional short-term financing the Company has entered into a note agreement to borrow additional funds from a private investment banking firm in the amount of $750,000. The note agreement calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

The lender has the right to convert all or a portion of this note to common shares of the Company at $.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share.

On January 2, 2007, a private insurance company, owned by an officer of the Company, loaned $50,000 to the Company on an unsecured promissory demand note at a rate of 10% per annum.

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights preferences and designations of the preferred stock to be determined by the Board of Directors of the Company. Effective March 9, 2007, the Company entered into an agreement with a private investment company to provide additional working capital of $1,472,000 in exchange for the issuance of 3,000,000 shares of preferred stock and warrants to purchase 9,000 shares of the Company’s common stock.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	September 30, 2006
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$306,520	$230,733
Accounts receivable, net of allowance for doubtful accounts of $124,400 and $41,641	2,029,691	834,833
Inventories	2,140,030	480,030
Prepaid expenses	12,968	—
Employee advances	3,691	1,922

Total current assets	4,492,900	1,547,518
Property and equipment, net	2,254,296	331,607
Other assets	21,270	120,000

Total assets	$6,768,466	$1,999,125

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,870,008	$918,604
Convertible notes payable, net of discount	1,157,585	728,369
Line-of-credit	1,098,283	—
Current portion of capital lease obligations	21,108	7,074
Current portion of notes payable	78,777	203,500
Accounts payable, related parties	21,589	34,717

Total current liabilities	5,247,350	1,892,264
Long-term notes payable	374,918	—
Long-term portion of capital lease obligations	47,344	7,953

Total liabilities	5,669,612	1,900,217
Commitments and contingencies	—	—
Minority interest	380	380
Stockholders’ equity:
Preferred stock, Series A; par value $.001; 50,000,000 authorized 4,750,000 issued and outstanding in 2007; none in 2006	4,750	—
Common stock; par value $.001; 500,000,000 authorized; 22,652,665 and 21,270,998 issued and outstanding	22,653	21,271
Treasury stock	(125,000)	—
Additional paid-in capital	6,064,063	911,194
Accumulated deficit	(4,867,992)	(833,937)

Total stockholders’ equity	1,098,474	98,528

Total liabilities and stockholders’ equity	$6,768,466	$1,999,125

See accompanying notes to interim consolidated financial statements

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Nine Months Ended June 30, 2007	February 2, 2006 (Inception) to June 30, 2006
Net sales	$3,905,596	$1,678,314	$8,192,826	$1,964,054
Cost of goods sold	2,790,858	1,210,764	5,946,968	1,491,818

Gross profit	1,114,738	467,550	2,245,858	472,236
Operating expenses	1,379,353	484,298	3,199,794	685,127
Occupancy expenses	122,565	77,695	315,299	86,581
Advertising expenses	22,929	—	59,607	9,400
Depreciation and amortization	83,929	12,815	173,610	17,906
Interest expense	83,048	—	190,670	—

Total expenses	1,691,824	574,808	3,938,980	799,014

Loss from operations before income tax benefit	(577,086)	(107,258)	(1,693,122)	(326,778)
Income tax benefit	—	—	—	—
Net loss	(577,086)	(107,250)	(1,693,122)	(326,778)
Preferred stock dividend	(869,561)	—	(2,340,933)	—

Net loss available to common shareholders	$(1,446,647)	$(107,258)	$(4,034,055)	$(326,778)

Net loss per common share	$(0.06)	$(0.01)	$(0.18)	$(0.02)

Weighted average shares outstanding	22,386,097	18,798,817	21,902,677	18,344,813

See accompanying notes to interim consolidated financial statements

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

October 1, 2006 to June 30, 2007

(Unaudited)

	Treasury Stock		Common Stock		Preferred Stock (Series A)		APIC	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at 9/30/06 (Audited)	—	$—	21,270,998	$21,271	—	$—	$911,193	$(833,937)	$98,527
Preferred stock issuances	—	—	—	—	4,750,000	4,750	2,336,183	—	2,340,933
Preferred stock beneficial conversion feature	—	—	—	—	—	—	2,340,933	—	2,340,933
Preferred stock dividend - beneficial conversion feature	—	—	—	—	—	—	—	(2,340,933)	(2,340,933)
Common stock issued to directors	—	—	40,000	40	—	—	10,760	—	10,800
Common stock issued to consultant	—	—	100,000	100	—	—	18,900	—	19,000
Common stock issued to Chief Financial Officer	—	—	466,667	467	—	—	162,867	—	163,334
Common stock issued to employees	—	—	175,000	175	—	—	61,075	—	61,250
Discount on additional warrants issued on convertible promissory notes	—	—	—	—	—	—	12,752	—	12,752
Stock issued in acquisition of Mississippi plant	—	—	600,000	600	—	—	209,400	—	210,000
Purchase of treasury stock	357,143	(125,000)	—	—	—	—	—	—	(125,000)
Net Loss	—	—	—	—	—	—	—	(1,693,122)	(1,693,122)

	357,143	(125,000)	22,652,665	22,653	4,750,000	4,750	6,064,063	(4,867,992)	1,098,474

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended June 30, 2007	February 2, 2006 (Inception) to June 30, 2006
Operating Activities
Net loss	$(1,693,122)	$(326,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	179,221	17,906
Stock-based compensation expense	254,384	18,000
Changes in operating assets and liabilities:
Accounts receivable	(1,194,858)	(836,572)
Inventories	(1,660,000)	(511,113)
Prepaid expenses	(12,968)	—
Employee advances	(1,769)	—
Other assets	(21,270)	—
Accounts payable and accrued expenses	1,951,404	745,332
Accounts payable, related parties	(13,128)	14,480

Net cash used in operating activities	(2,212,106)	(878,745)
Investing Activities
Purchases of property and equipment	(1,215,200)	(210,890)
Lease deposits	—	(17,000)

Net cash used in investing activities	(1,215,200)	(227,890)
Financing Activities
Proceeds from issuance of convertible notes payable	420,300	100,000
Proceeds from borrowings on line-of-credit, net	1,098,283	—
Proceeds from issuance of notes payable	—	250,000
Proceeds from issuance of common stock in private placement	—	880,000
Proceeds from preferred shares issued in private placement	2,340,931	—
Purchases of treasury stock	(125,000)	—
Payments on notes payable	(222,015)	—
Payments on capital lease obligations	(9,406)	(3,868)

Net cash provided by financing activities	3,503,093	1,226,132

Net increase in cash and cash equivalents	75,787	119,497
Cash and cash equivalents at beginning of period	230,733	—

Cash and cash equivalents at end of period	$306,520	$119,497

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$99,140	$—

Supplemental Disclosure of non-Cash Information
Purchases of property and equipment via issuance of debt	$535,041	$—

Purchases of property and equipment via issuance of Common Stock	$210,000	$—

Reclassification of other assets to property and equipment	$120,000	$—

Amortization of preferred stock beneficial conversion feature	$960,349	$—

See accompanying notes to interim consolidated financial statements

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2007 and 2006

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of regulation S-B. They do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, except as disclosed herein there has been no material change in the information disclosed in the notes to consolidated financial statements for the period from February 2, 2006 (Inception) through September 30, 2006 included in Advanced Growing Systems, Inc.’s (“Company”) Form 10-SB, as amended and filed with the Securities and Exchange Commission (“SEC”). The interim unaudited consolidated financial statements should be read in conjunction with those consolidated financial statements included in the Form 10-SB. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three months and nine months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007.

Note 2 – Income Taxes

The Company and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the current fiscal periods.

Management has determined that the deferred tax asset may not be realized in the short term. Therefore, due to the short operating history of the company, management has recorded a valuation allowance to reduce the deferred tax asset to zero. The net operating loss carryover from the fiscal year ended September 30, 2006 of $833,937 will expire in 2026 if not utilized.

Note 3 – Line-of-Credit

On January 17, 2007, Advanced Nurseries, Inc., a subsidiary of the Company, entered into a loan and security agreement with Presidential Financial Corporation (“Presidential”) for a line-of-credit of up to $2,000,000 based on 80% of approved receivables. A security interest was granted to secure the indebtedness of receivables, inventories, and furniture and fixtures. The interest rate to be charged by Presidential on the outstanding balance is 1% above prime as quoted in the Wall Street Journal. In addition a monthly service fee in the amount of zero point six percent (0.6%) of the average daily outstanding balance is to be paid to Presidential. The balance at June 30, 2007 was $1,098,283.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2007 and 2006

(Unaudited)

Note 4 – Notes Payable

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though December 31, 2007. As of June 30, 2007 the outstanding balance on the convertible notes was approximately $962,000. The notes bear interest at a rate of 10% per annum. Each convertible note has attachable warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable was estimated to be approximately $12,700 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	3 years
Expected dividend yield	—
Risk-free rate	5.08% -4.28%

Upon a conversion event, as defined below, the entire unpaid principal balance of the notes plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the Over-the-Counter Bulletin Board (“OTCBB”) and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

TBECK Capital, Inc. (“TBECK”), a shareholder of the Company, agreed in December of 2006 to loan the Company up to $750,000 to assist in the expansion of the Company. As of June 30, 2007 the Company had received $205,300 in proceeds from this loan. As of March 31, 2007, TBECK and the owners of TBECK are not an affiliated party. The promissory note and accrued interest are convertible into preferred stock at that point in time in which the Company has authorized the issuance of preferred stock. The Company, in February of 2007, authorized the issuance of preferred stock and as such the promissory note and accrued interest will be converted to preferred stock during the quarter ending September 30, 2007. The conversion price is at $.50 per share of preferred stock. The preferred stock is convertible into common stock at the option of the holder on the basis of one share of preferred stock for one share of common stock. The note has a stated interest rate of 10% and warrants attached in an amount equal to the amount advanced at an exercise price of $1.00 per share. Total warrants under this promissory note are 205,300 shares and may be exercised up to five (5) years from the date of the promissory note by giving the Company notice. The conversion of this promissory note is not dependent on the market price of the stock at the time of conversion. The terms of this transaction and any other related party transactions are on terms comparable to those available from unaffiliated third parties.

The value of the warrants and the discount on the notes payable was estimated to be approximately $8,000 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	5 years
Expected dividend yield	—
Risk-free rate	5.07-4.97%

Under EITF Issue No. 98-5, footnote 3 of item one, states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Management determined that the price of $.19 per share was the best price to use for the valuation of transactions negotiated during 2006 because it was the price at which its securities were sold in connection with the merger. As the Company’s stock is thinly traded on the “Pink Sheets” and the Company had less than a year of operations, the opinion of management is that the offering price of $.19 was the fair value at which the common stock could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2007 and 2006

(Unaudited)

Note 5 – Related Party Transactions

During the month of February, 2007 the Company issued 466,667 shares of restricted stock to Aritex Consultants, Inc., a company controlled by the (“CFO”) of the Company for services rendered in connection with his position as the CFO. In accordance with SFAS 123 the stock issued was treated as an expense with the appropriate entry to common stock and additional paid-in-capital. The per share value used was $.35 per share, which was the value in a recent private sale of restricted stock. The market value for the 1st two weeks of February ranged from a high of $.90 to a low of $.55. The date of the resolution authorizing the issue, was February 9, 2007. The stock was issued in connection with the CFO’s agreement to continue to provide services and in recognition of past services. There was no restriction or forfeiture placed on the stock in connection with continued service.

The value assigned to the stock issued to the CFO was also determined under EITF Issue No. 98-5, footnote 3 of item one, which states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Management determined that the price of $.35 per share was the best price to use for the valuation of transactions negotiated during 2007 because it was the price at which its securities were sold in connection with a private sale of unrestricted Company stock. As the Company’s stock is thinly traded on the “Pink Sheets” and the Company had approximately a year of operations, the opinion of management is that the private sale price of $.35 was the fair value at which the common stock could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

In addition Aritex Consultants, Inc. loaned $20,000 to the Company on February 9, 2007 on an unsecured basis. This loan was repaid September 26, 2007.

The two independent members of the Board of Directors received 30,000 shares each for services and an outside consultant received 100,000 shares for services rendered.

Note 6 – Private Placement of Series A Preferred Stock

On March 9, April 13 and May 3, 2007 the Company completed three (3) private placements in which the Company issued a total of 4,750,000 shares of its Series A preferred stock at a gross sales price of $.50 per share. Each share of preferred stock is convertible into one share of common stock and included common stock warrants with various series and amounts for a five year period as follows:

Series No.	Number of Warrants	Conversion price
A	2,375,000	$0.80
B	2,375,000	$1.00
C	2,375,000	$1.10
D	2,375,000	$1.30
J	4,750,000	$0.80

	14,250,000

The above table reflects the warrants for all three transactions described above.

Within six (6) months following the initial Closing Date (March 9, April 13, and May 3, 2007 respectively), the Company shall list and trade its share of common stock on the Nasdaq OTC Bulletin Board, Nasdaq Capital Market, the Nasdaq Global Market, the American Stock Exchange, Inc. or the New York Stock Exchange, Inc. (each, a “Trading Market”). In the event the shares of common stock are not listed and trading on a Trading Market by the date that is six (6) months following the Closing Date, the Conversion Price (as defined in the Certificate of Designation) shall be adjusted to a price equal to seventy-five percent (75%) of the Conversion Price then in effect. In the event the shares of Common Stock are not listed and trading on a Trading Market by the date that is twelve (12) months following the Closing Date, the Conversion Price shall be adjusted to a price equal to fifty percent (50%) of the Conversion Price then in effect.

Commencing one year after the issue date if the Company issues additional shares of common stock at an amount less than the warrant price in effect, the Company may be required to adjust the warrant price pursuant to a formula indicated in the warrant document.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements (Continued)

June 30, 2007 and 2006

(Unaudited)

Note 6 – Private Placement of Series A Preferred Stock (continued)

The agreement also has requirements of the Company that have potential liquidating damages, which include the requirement to register the stock. If the Company fails to file a registration statement and have it declared effective during the Effectiveness Date period, as defined, the Company could be subject to a penalty of up to 2% of the holders initial investments per month to a maximum of 20%. The Effectiveness Date is defined as the earlier of the ninetieth (90th) day following the filing date of such Registration Statement or 120 days if the Registration Statement is to receive a full review. The Company has filed a registration statement on Form 10-SB within the 90 day requirement. Since the Company filed Form 10-SB within the ninety (90) days of the purchase, management believes that this requirement has been met and that no liquidating charges will be incurred. As a consequence of filing the form 10-SB, the Company became a reporting company under the Securities and Exchange Act of 1934, as amended on June 19, 2007. The Company is still in the process of responding to additional comments from the SEC.

The Company may have exposure if it fails to deliver the stock after the warrants have been exercised. However, the Company has sufficient stock authorized that the Company officers do not believe that there will be any liquidating damage exposure.

Accounting for the various components of the private placement was utilized by reference to the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities; Emerging Issues Task Force (“EITF”) Issue No. 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock; EITF Issue No. 05-4, The Effect of Liquidated Damages Clause on Freestanding Financial Instruments Subject to Issue No. 00-19 and related amendments and guidance.

The value of the common stock utilized in connection with the conversion features of the preferred stock was determined under EITF Issue No. 98-5, footnote 3 of item one, which states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Management determined that the price of $.35 per share was the best price to use for the valuation of transactions negotiated during 2007 because it was the price at which its securities were sold in connection with a private sale of unrestricted Company stock. As the Company’s stock is thinly traded on the “Pink Sheets” and the Company had approximately a year of operations, the opinion of management is that the private sale price of $.35 was the fair value at which the common stock could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table summarizes the allocation of the proceeds from the three separate private placements of preferred stock:

	March 9, 2007	April 13, 2007	May 4, 2007
Gross proceeds	$1,500,000	$500,000	$375,000
Share issuance costs	(28,629)	(2,553)	(2,885)

Net proceeds received	$1,471,371	$497,447	$372,115

Proceeds allocated to equity components
Series A preferred stock	$3,000	$1,000	$750
Additional paid-in-capital	1,468,371	496,447	371,365
Beneficial conversion feature	1,471,371	497,447	372,115
Amortization of beneficial conversion feature as a dividend	(1,471,371)	(497,447)	(372,115)

Total equity allocation	$1,471,371	$497,447	$372,115

The preferred shares and warrants were issued to accredited investors without registration under the Securities Act of 1933 in reliance on an exemption from registration provided by Section 4(2) of the Securities Act of 1933. No general solicitation was made in connection with the offer or sale of these securities.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements (Continued)

June 30, 2007 and 2006

(Unaudited)

Private placement warrants

The fair value of the warrants at the acquisition date was estimated to be in excess of the proceeds received and has been allocated between preferred stock, additional paid-in-capital and the beneficial conversion feature. The fair value of the warrants at the placement date was estimated using the Black-Scholes option-pricing model with the following assumptions: expected warrant life of 5 years, risk-free interest rate of 5.06%, dividend yield of 0%, stock price of $.35 (value of treasury stock purchased) and expected volatility of 100%. The discount has been fully amortized as a dividend through the accumulated deficit at the date of issue.

In accordance with EITF 98-05, the Company determined that the common stock warrants and preferred stock is to be valued according to the Black Scholes option pricing model and that the relative values of each component is applied to the net proceeds received. Since the value of all of the detachable warrants is in excess of the net value of the preferred stock, the value of the preferred stock is to be treated as a discount attributable to the beneficial conversion feature of the instrument. Due to the terms of the document, management believes that the conversion of the preferred stock can be effective immediately and therefore has amortized the discount as a dividend at the date of issuance through the accumulated deficit.

Note 7 – Acquisition of Manufacturing Facility

On March 29, 2007 the Company completed its acquisition of an organic fertilizer plant in Monticello, MS. The purchase was made with $500,000 in cash, 600,000 shares of the Company’s restricted stock and promissory notes to the prior owners in the principal amount of $472,210. The total recorded for the purchase of the plant was $1,182,210. The promissory notes to the prior owners are to be paid at the rate of $10,000 per month for a period of sixty (60) months. The interest rates on the promissory notes vary from 8.27% to 10%. Total to be paid over the sixty month period is $600,000 including principal and interest. The purchase price was allocated as follows:

Land	$125,598
Buildings	319,408
Furniture	2,114
Equipment	735,090

Total purchase price	$1,182,210

Note 8 – Purchase of Treasury Stock

In May of 2007, the Company acquired 357,143 of its common stock for treasury for a purchase price of $125,000, or $.35 per share.

Exhibit Index

EXHIBIT	DESCRIPTION
2.1*	Agreement and Plan of Merger and Reorganization by and among Non Lethal Weapons, Inc. and Advanced Growing Systems, Inc.

3.1*	Articles of Incorporation of Advanced Growing Systems, Inc.

3.2*	Bylaws of Advanced Growing Systems, Inc.

10.1*	Series A Convertible Preferred Stock Purchase Agreement dated 3-9-07

10.2*	Loan Agreement and Security Agreement

10.3*	Letter of Waiver of Time for Subsequent Closing

10.4*	Series A Convertible Preferred Stock Purchase Agreement dated 5-3-07

10.5*	Form of Series A,B,C,D Warrant to Purchase Common Stock attached to Preferred Stock Purchase Agreements

10.6*	Form of Series J Warrant to Purchase Common Stock attached to Preferred Stock Purchase Agreements

10.7*	Form of Convertible Notes payable to various investors

10.8*	Convertible Promissory note from TBECK Capital, Inc.

10.9*	Employment Agreement of Chris Nichols

10.10*	Employment Agreement of Jon Hammond

10.11*	Employment Agreement of Martin Reiner

21.1*	Subsidiaries of Advanced Growing Systems, Inc.

*	Previously Filed.